82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amrad Corp. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4867 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE: 9/7/05

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 JUNE 2005

ABN 37 006 614 375

ARLS
6-30-05

The financial statements and other specific disclosures have been derived from the full financial report of Amrad Corporation Limited and its Controlled Entities (consolidated entity) for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report.

The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the consolidated entity's 2005 Annual Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2005 Annual Report can be requested by telephone (Australia: (613) 9611 5711) and by Internet at amrad.com.au

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

The directors present their report together with the financial report of AMRAD Corporation Limited (the Company) and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2005 and the auditor's report thereon.

Contents of Directors' Report

Principal activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

Operating and financial review

The consolidated entity recorded an operating profit of $1,124,000 for the financial year ended 30 June 2005 before bringing to account the operating loss of Avexa Limited prior to its demerger in September 2004 and the write down of the Company's investment in Avexa Limited since demerger. After taking these two factors into account the consolidated result for the year was a loss of $1,622,000.

The Company also recorded a positive cash flow for the year after allowing for the $12 million demerged to Avexa Limited. From a $60 million cash position at the start of the financial year, the Company:

- demerged $12 million to Avexa limited
- made a further subsequent investment in Avexa Limited of $1 million
- as part of its capital management programme bought back and cancelled share capital to the value of $1.7 million; and
- collected the final instalment of $3 million deferred consideration from the prior year property sale.

The key determinants within this operating result are the achievement of one more Merck, Sharp and Dohme (Australia) Pty Ltd (Merck) milestone, the final Serono milestone and the demerger of Avexa, all of which are discussed in greater detail below, together with the return on funds under management and further tightening of cost control.

The exclusive licence agreement with major global pharmaceutical company Merck delivered milestone revenues for the 2005 year of AUD$4.0m (2004: AUD$8.1m). The Merck project has made significant progress during the 2005 year and cumulative project revenues at 30 June 2005 stood at US$14 million.

The Company also received the next and final milestone from Serono for the terminated Emfilermin infertility project, and this resulted in licence and royalty revenue of $2.1m.

The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year with Avexa Limited (Avexa) being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Further details are provided under the heading of Corporate Structure.

The return on invested funds under management for the year of $5,317,000 represents an improvement of $1,192,000 over the previous year and reflects a strong performance by both fund managers for the year within the clearly defined risk investment parameters imposed by the Company's treasury policy.

The continuing focus on cost control and prioritisation of research and development expenditure resulted in a further reduction in overall costs comparable to the prior period. A summary of the status and development of the project portfolio is provided below.

Drug development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 Antibody – A new approach to treating asthma

Amrad's IL-13 receptor antibody project is partnered with Merck which is responsible for all clinical development and marketing. Initial development is focused on asthma, however consideration is being given to additional indications. As announced by Amrad in August 2005, Merck has selected an optimised lead therapeutic antibody for full preclinical development.

In a deal worth potentially US$112 million plus royalties, Amrad received US$5 million on signing the agreement with Merck in June 2003 and to date has received a further US$9 million in milestone payments, bringing the total received to date to US$14 million.

Project: GM-CSFR antibody – A new treatment for rheumatoid arthritis

Amrad's GM-CSF receptor antibody project is partnered with Cambridge Antibody Technology (CAT) on a 50/50 cost/profit share basis. Under the terms of the collaboration Amrad and CAT intend to co-develop an antibody against the GM-CSF receptor until the end of Phase II clinical trials. Excellent progress has been made and a lead antibody (designated CAM-3001) has been selected. Preliminary safety studies have commenced and scale-up of production ahead of formal preclinical studies is underway.

Project: VEGF-B antagonists - A novel approach to the treatment of cancer and inflammation

Amrad and the Ludwig Institute for Cancer Research recently strengthened their pre-existing collaboration to better coordinate research, development and commercialisation activities in relation to VEGF-B. Antibodies against VEGF-B are presently being assessed in animal models of cancer and Rheumatoid Arthritis (RA) in order to demonstrate their therapeutic utility prior to progressing the project into development.

Project: VEGF-B gene and protein therapies – A new treatment for cardiovascular disease

Amrad has already generated substantial evidence supporting the potential application of VEGF-B gene and protein in vascular disease and is presently strengthening this data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

Suppressors of cytokine signalling (SOCS) – A new strategy for the modulation of cytokine signalling

Amrad's SOCS research program has clearly defined the function and biological importance of the SOCS family of proteins and has validated a number of the SOCS proteins as important therapeutic targets. Amrad has identified a number of compounds from screening assays as potential inhibitors of SOCS proteins and these compounds are being reviewed as potential leads for the development of drug candidates. In addition, Amrad is currently evaluating various therapeutic RNA interference strategies for their ability to effectively control SOCS expression.

In order to maximise the value of the Company's key SOCS targets, Amrad is actively seeking a collaborative relationship with a partner possessing expertise that can build on Amrad's in-house skills, in particular in the areas of therapeutic RNA interference technology and related delivery strategies.

Capital structure

During the financial year the Company continued and concluded its on-market share buy back. Under the requirements of such a scheme the Company is only allowed to acquire and cancel up to 10% of its own shares in a 12 month period. During the financial year, 3,323,673 shares were acquired and subsequently cancelled at an aggregate cost of $1,692,713 and average buy back price of $0.509 per share, thereby reducing the share capital on issue at the end of the financial year from an opening figure of 128,500,000 shares to 125,176,327 shares and $136,450,714 (2004: $147,743,427). There has been no share capital activity since the reporting date and up to the date of this report.

Corporate Structure

Amrad Corporation Limited is a company limited by shares that is incorporated and domiciled in Victoria, Australia. Amrad Corporation Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure.


Amrad Corporation Limited
All subsidiaries are 100% owned
Amrad Developments Pty Ltd
Lessor of fixed assets
Amrad Operations Pty Ltd
R&D Operating entity
Burnley Property Pty Ltd
Non-trading former property holder

Avexa Limited was a wholly owned entity on 1 July 2004 but was subsequently demerged effective from 7 September 2004. The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year culminating in Avexa being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Avexa losses of $722,766 have been consolidated during the period of 100% ownership and control and are non-recurring losses.

Amrad retained an initial 19.99% investment in Avexa at a cost of $4,800,000 and invested a further $1 million as part of an Avexa capital raising. Amrad's post capital raising holding in Avexa is 21,062,000 shares representing 15.27% of issued share capital acquired at a total cost of $5.8 million. As at 30 June 2005, an expense and provision of $2,746,010 have been recorded against the cost of the investment to reflect the market value of the shares at that date of $0.145.

Directors

The directors of the Company at any time during or since the end of the financial year are:

Name, qualification and independence status	Age	Experience and special responsibilities	Listed company directorships in past three years & period held
Mr I R Davis Chairman and Non-Executive Director	59	Non-executive director and Deputy Chairman appointed on 22 April 2005. Appointed Chairman, a member of the Audit Committee and Chair of the Corporate Governance and Nominations Committee on 19 May 2005.	MaxiTrans Industries Ltd - Chairman and director since 1994 Circadian Technologies Ltd -Director from 1985 to 26 April 2005 Central Equity Ltd - Director since December 2003 Baxter Group Ltd - Director since December 2004
Mr J A C MacKenzie Non-Executive Director	53	Non-executive director appointed on 22 April 2005. Appointed a member of the Audit Committee on 19 May 2005.	Mirvac Group – Director since January 2005 James Fielding Group – Director from May 2001 to January 2005 Medaire Inc – Director from May 2004 to July 2005 Child Care Centres of Australia Ltd – Director from August 2002 to July 2004-
Ms H A Cameron MBA, BSc, FTCL Independent Non-Executive Director	51	Non-executive director since 18 December 1997. Chair of Audit Committee and member of Corporate Governance and Nominations Committee.	Avexa Limited – Director since 6 May 2004 and Chairman from 6 May 2004 to 7 September 2004
Prof S Itescu MBBS Hons, FRACP, FACP, FACR Non-Executive Director	48	Non-executive director appointed on 17 July 2003. Appointed a member of Corporate Governance and Nominations Committee on 17 July 2003.	Mesoblast Limited - Director since 8 June 2004 Ambri Limited - Director since 18 September 2003

- Dr P M Smith resigned as Chief Executive Officer and executive director on 19 May 2005. Dr Smith worked a period of notice which concluded on 1 July 2005.
- Mr R W Moses retired as Chairman and non-executive director on 19 May 2005.
- Non-executive director Mr O B O'Duill retired by rotation at the Company's Annual General Meeting held on 21 October 2004.
- Non-executive director Mr G R Kaufman resigned on 22 April 2005.

Company Secretary

Ms R M Fry (LLB., GDLP(SA)) has been the Company Secretary of Amrad Corporation Limited since 4 May 1999. Prior to holding this position Ms Fry held the role of Corporate Counsel and in November 2000 was appointed as the Company's General Counsel & Company Secretary.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

Director	**Board Meetings**		**Audit Committee Meetings**		**Corporate Governance & Nominations Committee Meetings**	
Current	Attended	Held (ii)	Attended	Held (ii)	Attended	Held (ii)
Mr I R Davis (i)	3	5	1	1	1	1
Mr J A C MacKenzie	5	5	1	1		
Ms H A Cameron	17	18	4	4	1	1
Prof S Itescu	13	18			1	1
Former						
Mr R W Moses	15	15				
Dr P M Smith	15	15				
Mr O B O'Duill	4	4				
Mr G R Kaufman	13	13	3	3		

(i) Mr Davis was granted a leave of absence for the two meetings not attended during his period of office.

(ii) Represents the number of meetings held during the time that the director held office. Appointment and retirement dates are provided in the "Directors" table above.

Throughout the financial year Ms H A Cameron was Chair of the Board Audit Compliance and Risk Management Committee (referred to throughout this financial report as the Audit Committee) the role of which is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report. Mr G R Kaufman was a member of this Committee until 22 April 2005. Mr I R Davis and Mr J A C MacKenzie were appointed to the Committee on 19 May 2005.

From the commencement of the financial year to 19 May 2005 Mr R W Moses was Chair of the Corporate Governance and Nominations Committee, the role of which is to review and provide advice to the Board of Directors on corporate governance matters and to review the mix of skills of the Board of Directors and conduct the process of searching for new directors. Mr I R Davis was appointed Chair of this Committee on 19 May 2005. Prof S Itescu was a member of this Committee throughout the financial year.

Directors' interests

The relevant interest of each director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, as at the date of this report is shown in the following table.

Shares acquired under the Plan as disclosed in the following table have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined.

	The Company	
	Ordinary Shares	Ordinary shares acquired under the Plan
	Number	Number
Mr I R Davis	200,000	-
Mr J A C MacKenzie	50,000	-
Prof S Itescu	-	34,253
Ms H A Cameron	-	28,325

The Plan in the above table refers to the former Non-Executive Director Share Plan described in detail in the Remuneration Report. The Plan was only applicable to non-executive directors. There are no options on issue to non-executive directors.

Dividends

The directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

Environmental regulation

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Significant changes in the state of affairs

Other than the impact of the demerger of Avexa Limited as detailed in Note 11 to financial statements, there have been no significant changes in the state of affairs of the Company or the consolidated entity during the financial year under review.

Events subsequent to reporting date

On 15 August 2005 the Company announced the appointment of Dr Andrew Nash as CEO. 400,000 options to acquire ordinary shares with an exercise price of $0.84 have been cancelled since reporting date and up to the date of this financial report. Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely developments

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Non-Audit Services

The following non-audit services were provided by the Company's auditor, KPMG during the financial year. The directors are satisfied that the provision of non-audit services is compatible with the general standard for independence imposed by the Corporations Act 2001 and with the Company's own Auditor Independence Policy. The nature and scope of each of the non-audit services provided means that auditor independence was not compromised.

KPMG received or are due to receive the following amounts for the provision of the following services:

Statutory audit services	$52,500
Tax compliance services	$23,450
Other assurance services	$14,500
Total	$90,450

Indemnification and insurance of officers

Indemnification

The Company has agreed to indemnify the following current directors of the Company, Mr I R Davis, Ms H A Cameron, Prof S Itescu and Mr J A C MacKenzie against liability arising as a result of a director acting as a director or other officer of the Company. The indemnity includes a right to require the Company to maintain directors and officers insurance that extends to former directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a director ceases to hold any position in the Company.

Insurance Premiums

Since the end of the financial year, the Company has paid insurance premiums in respect of Directors' and Officers' Liability insurance for current and former directors and officers including executive officers of the Company and directors and officers of the Company's controlled entities. The directors have not contributed to the payment of the policy premium. The policy prohibits disclosure of the premium.

The Directors' and Officers' Liability insurance policy covers the directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration forms part of the Directors' Report for the year ended 30 June 2005 and is set out on page 17.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and senior executives of the Company. Sections contained herein have been subject to audit unless otherwise noted.

A Directors' and senior executives' remuneration

The Corporate Governance and Nominations Committee, comprising non-executive directors of the Company, is responsible for making recommendations to the Board on remuneration policies and packages applicable to directors and senior managers of the Company and group executives of the consolidated entity. The broad remuneration policy for directors and senior management is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience. Incentives are provided to senior managers for the achievement of individual and strategic objectives with the broader view of creating value for shareholders.

B Fixed remuneration for employees

Fixed remuneration consists of a base remuneration package, which includes Fringe Benefits Tax calculated on any salary packaging arrangements and employer contributions to superannuation funds.

Fixed remuneration levels for staff are reviewed annually by the senior management group (being the executive officers listed in the table on page 10), referred to as the Amrad Management Group (AMG), through a process that considers the employee's personal development, the key performance indicators (KPIs) for the forthcoming year, industry benchmarks (wherever possible) and CPI data. Recommendations for staff are given by the AMG to the Chief Executive Officer (CEO) for approval.

KPIs are individually tailored by the AMG for every employee each year, and reflect an assessment of how that employee can fulfil their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year. KPIs and remuneration levels are set for the AMG by the CEO and for the CEO by the Board adopting the same process as that adopted for staff, with close alignment to each individual's role and responsibility within the organisation and in conjunction with the strategic objectives of the consolidated entity.

C Performance-linked remuneration

All employees other than non-executive directors may receive incentive payments and share options based on the achievement of specific goals related to (i) performance against individual KPIs as assessed by the AMG and (ii) the performance of the consolidated entity as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, movements in the Company's share price and deals concluded and also industry-specific factors relating to the advancement of the project portfolio, introduction of new projects to the portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

Employment contracts for staff other than middle management provide for incentive remuneration of up to 10% of their total fixed remuneration package (although higher incentive remuneration payments may be made at the Board's discretion). Typically incentive remuneration is split 50% on personal performance and 50% on Company performance.

The Board at its sole discretion determines the total amount of performance-linked remuneration payable as a percentage of the total annualised salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualised salary made for any employee not employed for the entire financial year). Once the Board has determined the total performance-linked remuneration payable across the Company, AMG members assess the performance of each individual staff member within their department, relative to that staff member's KPIs, and decide how much performance-linked remuneration should be paid to that person.

The AMG members have full discretion to award individual employees in excess of or less than the performance-linked remuneration percentage determined by the Board, dependent upon their assessment of the employee's performance for the financial year, provided that the overall amount payable within the AMG member's department remains within the stated percentage.

The CEO makes a recommendation annually to the Board in respect of incentive remuneration for the AMG based on the same principles and processes as those adopted for all staff.

The Board similarly reviews the performance of the CEO and resolves accordingly on the appropriate level of performance incentive to be paid. Contractual arrangements with the CEO for the financial year ended 30 June 2005 were that the CEO would be entitled to an incentive payment if the Board determined that the KPIs set for the CEO had been met. The performance year for the CEO prior to resignation was from 16 October 2004 to 15 October 2005. The amount of any incentive payment was contractually prescribed to be (i) between 1% and 25% of the fixed remuneration package for the CEO if some, but not all, of the KPIs had been met or (ii) between 25% and 50% of the base remuneration package if all of the KPIs had been met or exceeded.

Incentive payments are made before the end of August in the year following the financial year performance review period. The CEO in consultation with the AMG has the discretion to recommend the offer of options to acquire ordinary shares to any member of staff in recognition of exemplary performance. Such options are likely to vest immediately upon issue given that they are issued as a reward for past performance rather than as a long term incentive. Any issue of options proposed as incentive remuneration requires approval by the Board and is subject to the option limits imposed by the Corporations Act 2001.

Historically shares have also been issued as part of incentive payment arrangements under the Amrad Employee Share Ownership Plan however there has been no activity under this scheme in either of the last two financial years.

There is no absolute linkage between performance-linked remuneration and the Company's share price as a number of other factors are also taken into consideration, however share price movements are a key factor considered when assessing the Company performance component of performance-linked remuneration.

Both performance-linked and fixed remuneration are determined on an annual basis and so do not directly take into account personal and Company performance for periods before the 12 month period under consideration. However an individual's KPIs are set against the background of that individual's historical performance, and Company performance for a particular year is assessed against the background of the Company's performance in previous years; in this way the historical performance of both individuals and the Company is indirectly taken into account when fixing remuneration.

D Performance Management and Development System - unaudited

The consolidated entity adopts a Performance Management and Development System (PMDS) which is underpinned by the following mission statement for all employees:

- **Quality and Excellence**
  In our people and achievements

- **Honesty and Integrity**
  In all things we do

- **Ingenuity and Innovation**
  Thinking outside the square

- **Commitment and Perseverance**
  To achieve the objectives

- **Entrepreneurship**
  Exploiting opportunities

The objectives of the PMDS are as follows:

- Improvement of the quality of work, efficiency and productivity of all staff through continual skills improvement and through gaining new skills and knowledge.

- Recognition of current skills held against identified core competencies.

- Development and implementation of training plans relevant to Amrad's business needs.

- Identification of career streams for all employees, outlining their progression from current skills levels as training and "on-the-job" learning is implemented.

- Development of a training/development process that provides "mobility" of skills that supports sound succession planning processes.

At the beginning of each financial year, individual and team performance for the previous year is assessed for every employee by their line manager and new objectives set for the forthcoming year. These objectives include department and project specific objectives together with individual stretch objectives, challenging, realistic and personal development objectives tailored to the employee's role within the organisation. Measurement, management support, target dates and training course requirements are all set. Progress against the objectives is reviewed during the year and percentage achievement concluded at the end of the year, whereupon the cycle recommences. The outputs of this process form the basis of the assessment of the individual's personal incentive remuneration.

E Contractual arrangements

The following contractual arrangements exist in respect of each executive employed by the consolidated entity under a contract as at 30 June 2005. An objective of the Corporate Governance and Nominations Committee for the forthcoming year is to standardise the terms and conditions of employment for the AMG which to date, have been subject to individual negotiations and therefore contain a number of inconsistencies across the management group.

None of the following executive officers is employed under a fixed term contract. Each contract is terminable by either the employee or the employer by the giving in writing of the notice period as stated.

	Employed under Contract	Period of notice Under contract	Termination payments under contract
Executive Officers (excluding directors			
The Company (i)			
Current			
Ms R M Fry (Company Secretary)	Yes	3 months	None
Mr A M Boyd	Yes	3 months	None
Consolidated			
Current			
Ms R M Fry (Company Secretary)	Yes	3 months	None
Mr A M Boyd	Yes	3 months	None
Dr P C L Keep	Yes	1 month	None
Dr A D Nash	Yes	1 month	None
Dr D E Crump	Yes	1 month	None

F Long Term Incentive

From time to time Board approval may be sought for the issue of options to acquire ordinary shares to staff and the AMG as a means of providing a long term incentive for performance and loyalty. Any such options are issued under the Amrad Key Employee Share Option Plan (KESOP).

Historically options issued under the KESOP have had performance hurdles attached however for the options issued over the last two years, the setting of an exercise price significantly higher than the market share price has been the effective performance hurdle adopted by the Board in setting the option parameters.

In order to give the incentive a medium to long term impact, the options have a five year life and a vesting profile as follows:

- nil vesting within twelve months of issue
- 40% vesting between one and two years of issue
- 20% vesting between two and three years of issue
- 20% vesting between three and four years of issue
- 20% vesting between four and five years of issue

G Other benefits

In addition to the fixed and at-risk remuneration, the Company provides salary continuance cover for its permanent employees engaged in more than 20 hours work per week and pays the administration fees for employees participating in the Aon Master Trust superannuation fund. The Company made a historical commitment to provide insurance for salary packaged motor vehicles and whilst this practice ceased in the 2003 financial year, the Company continues to honour its insurance commitment for the four remaining vehicles that were subject to salary packaging arrangements at the time of cessation of this benefit. The finance lease and associated insurance commitment for each of these vehicles expires during the 2006 financial year.

The value for Other Benefits in the remuneration tables represents the value of motor vehicle costs salary packaged by the executive.

H Director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount approved by shareholders is then divided between the directors as agreed by the Board. The latest determination was at the 2003 Annual General Meeting when shareholders approved an aggregate remuneration not exceeding $500,000 per annum.

Non-executive directors do not receive performance related remuneration and the structure of non-executive director and senior management remuneration is separate and distinct. Non-executive directors do not have contracts of employment but are required to agree to be bound by the Board policies of Amrad Corporation Ltd. These Board policies do not prescribe how remuneration levels for non-executive directors are modified from year to year. Remuneration levels are reviewed by the Board each year taking into account cost of living changes, changes to the scope of the roles of the directors, and any changes required to meet the principles of the overall Board policies.

Directors' base fees are currently $50,000 per annum with $100,000 for the role of Chairman. Additional remuneration for the Chairman of the Board Audit Compliance and Risk Management Committee is $10,000 per annum with $5,000 for members of that committee whereas the figures are $6,000 and $3,000 respectively for the Corporate Governance and Nominations Committee.

I Directors' and executive officers' remuneration tables

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the named officers of the Company and the consolidated entity receiving the highest remuneration for the period that the director or officer held that position during the current financial year and comparative year are shown in the following tables.

There has been no exercise of options during either financial year. There is no component of the values recorded in the following tables under the heading "Shares and Options issued" that relates to options that have lapsed during the financial year.

Amounts recorded under the heading of "Bonus/Incentive" represent at-risk components of remuneration and relate to individual and Company performance for the previous financial year but awarded in the ensuing financial year.

Amounts recorded for directors under the "Shares and Options issued" column represent shares acquired under the Non-Executive Director Share Plan details of which are provided later in this report.

Details of the consolidated entity's policy in relation to the proportion of remuneration that is performance related are provided earlier in this report. For the individuals named in the Directors' and Executive Officers' remuneration tables, details of their service contracts are provided earlier in this report.

Remuneration in the following tables is provided for the full financial year unless otherwise stated. Undisclosed insurance premiums paid by the Company for Directors' and Officers' Liability insurance have not been allocated against individual directors and officers.

Dr Smith resigned as a director and CEO on 19 May 2005 but served a period of notice that ended on 1 July 2005. Remuneration for Dr Smith is recorded in the following 2005 remuneration table as an executive director for the period from 1 July 2004 to 19 May 2005 and as an executive officer from 20 May 2005 to 30 June 2005. The incentive payment and fair value of options issued to Dr Smith have both been recorded wholly as remuneration in the capacity of executive director whilst the percentage remuneration applicable to incentives and options pertain to Dr Smith's entire remuneration for the year. In July 2005 and in accordance with his contract of employment, Dr Smith received a payment in lieu of notice covering the period from 1 July 2005 to 18 November 2005 of $139,578 and an incentive payment for performance to 19 May 2005 of $53,087. These amounts have been accrued in the 2005 financial year but have been excluded from the remuneration table given that his tenure as an executive officer did not end until 1 July 2005.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

2005:

	Primary			Post employment	Equity compensation	Other compensation	
	Base Remuneration (salary and fees)	Non-cash benefits	Bonuses / incentives (2)	Super-annuation benefits	Shares and Options issued (3)	Termination and Retirement Benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (resigned 19 May 2005) (ii)	71,241	-	-	19,745	14,926	-	105,912
Mr I R Davis (appointed 22 April 2005)	16,682	-	-	1,501	-	-	18,183
Mr O B O'Duill (retired 21 October 2004)	13,673	-	-	1,367	1,519	-	16,559
Ms H A Cameron	58,417	-	-	5,670	4,583	-	68,670
Prof S Itescu	43,833	-	-	3,945	9,167	-	56,945
Mr J A C MacKenzie (appointed 22 April 2005)	10,077	-	-	907	-	-	10,984
Mr G R Kaufman (resigned 22 April 2005)	37,500	-	-	3,375	8,333	-	49,208
Executive							
Dr P M Smith (iii)	253,700	27,023	32,500 (8.0%)	34,867	55,758 (13.8%)	-	403,848
	505,123	**27,023**	**32,500**	**71,377**	**94,286**	**-**	**730,309**
Executive Officers (excluding directors)							
The Company (1)							
Dr P M Smith	32,989	3,887	-	4,534	-	-	41,410
Current							
Ms R M Fry	149,044	19,115	26,363 (12.3%)	18,798	36,218 (14.5%)	-	249,538
Mr A M Boyd	129,745	19,011	31,544 (14.6%)	36,000	13,546 (5.9%)	-	229,846
Consolidated							
Current							
Dr P C L Keep	139,716	19,160	-	30,432	15,684 (7.6%)	-	204,992
Dr A D Nash (i)	158,994	25,331	26,584 (11.8%)	14,422	26,159 (10.4%)	-	251,490
Dr D E Crump	118,498	29,086	-	20,000	15,684 (8.5%)	-	183,268
	728,986	**115,590**	**84,491**	**124,186**	**107,291**		**1,160,544**

(1) The Company only employed these two persons during the financial year in an executive officer capacity. Executive Officer titles are disclosed on page 14.

(2) Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance related.

(3) Figures in brackets represent value of options as a percentage of total remuneration.

(i) Chief Scientific Officer to 19 May 2005 and Interim Chief Executive Officer from 20 May 2005.

(ii) Subsequent to reporting date, a payment of $43,137 was made to Mr Moses in accordance with a resolution made by the Board in respect of entitlements accrued to Mr Moses during the period of operation of the former Directors' Retirement Allowance.

(iii) Refer to the previous page in respect of Dr Smith's termination benefits.

2004:

	Primary			Post employment	Equity compensation	Other compensation	
	Base Remuneration (salary and fees)	*Non-cash benefits*	*Bonuses / incentives (2)*	*Super-annuation benefits*	*Shares and Options issued (3)*	*Termination and Retirement Benefits*	*Total remuneration*
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (i)	51,760	-	-	15,510	13,952	-	81,222
Mr O B O'Duill	60,000	-	-	6,000	6,667	-	72,667
Prof J Mills (ii)	15,516	-	-	1,710	3,484	166,036 (iv)	186,746
Ms H A Cameron	58,000	-	-	5,670	5,000	-	68,670
Prof S Itescu	41,236	-	-	3,711	9,570	-	54,517
Mr G R Kaufman	44,926	-	-	4,043	7,802	-	56,771
Executive							
Dr P M Smith (i)	223,019	-	-	26,468	-	-	249,487
Dr S N Webb (i)	7,210	60,600	67,725 (7.6%)	5,868	89,467 (9.1%)	749,156	980,026
Mr R W Moses (i)	89,000	-	-	-	-	-	89,000
	590,667	**60,600**	**67,725**	**68,980**	**135,942**	**915,192**	**1,839,106**
Executive Officers (excluding directors)							
The Company (1)							
Current							
Ms R M Fry	143,453	18,096	37,754 (15.6%)	42,979	28,477 (10.5%)	-	270,759
Mr A M Boyd	138,786	6,337	10,452 (5.5%)	33,814	-	-	189,389
Consolidated							
Current							
Dr J A V Coates (iii)	173,888	19,170	77,266 (27.4%)	12,000	16,883 (5.6%)	-	299,207
Dr P C L Keep	126,567	18,504	68,771 (27.4%)	36,754	15,684 (5.9%)	-	266,280
Dr A D Nash	140,208	23,031	66,587 (27.4%)	12,486	16,483 (6.4%)	-	258,795
Dr D E Crump	125,548	26,780	56,325 (24.2%)	24,223	15,684 (6.3%)	-	248,560
Dr S W Cox (iii)	124,079	22,659	59,669 (27.4%)	11,001	15,684 (6.7%)	-	233,092
Dr J J Chick (iii)	109,613	24,528	10,000 (6.5%)	10,814	7,946 (4.9%)	-	162,901
	1,082,142	**159,105**	**386,824**	**184,071**	**116,841**	**-**	**1,928,983**

(1) The Company only employed these two persons during the financial year in an executive officer capacity. Executive Officer titles are disclosed on page 14.

(2) Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance related.

(3) Figures in brackets represent value of options as a percentage of total remuneration.

(i) Following the resignation on 8 July 2003 of former Managing Director Dr Webb, Mr Moses was appointed as Interim Chief Executive Officer until the appointment of Dr Smith as Chief Executive Officer. Remuneration for the period while Mr Moses was Interim Chief Executive Officer has been reflected under the Executive heading and the remainder of Mr Moses' remuneration for the year has been reflected as non-executive director remuneration.

(ii) Prof Mills resigned on 15 October 2003, Dr Webb resigned on 8 July 2003 and Dr Smith was appointed on 16 October 2003.

(iii) 2004 specified executives Drs Coates (former Chief Scientific Officer), Cox (former Head of Virology) and Chick (former Business Development Manager) transferred their employment from Amrad Operations Pty Ltd to Avexa Limited effective on 1 July 2004.

(iv) The Company formerly conducted a Directors' Retirement Allowance scheme which permitted payment to non-executive directors upon their retirement. The amount of the payment was dependent upon the length of service of the director and the amount of remuneration paid to the director. An amount of $166,036 was paid to Prof J Mills upon his retirement during the reporting period in accordance with contracted arrangements.

J Analysis of bonuses and incentive payments included in remuneration - unaudited

All amounts recorded in the Directors' and Executive Officers' remuneration tables under the heading of "Bonuses / Incentives" are for performance for the previous financial year as determined in accordance with the PMDS. The remuneration is by way of payroll payment prior to the end of August following the year under review and is therefore fully vested in nature.

K Analysis of share-based payments granted as remuneration - unaudited

Details of the vesting profile of the options granted as remuneration during the financial year to each applicable person in the Directors' and Executive Officers' remuneration tables is detailed below.

Executives	Options granted		% Vested in year	Forfeited in year	Financial years in which grant vests	Value yet to vest in $
	Number	Date				
Executive Director						
Dr P M Smith	400,000	19 Jan 2005	100%	-	2005	-
	600,000	16 Oct 2004	33.3%	-	2005-2010	58,622 #
Company executives						
Ms R M Fry	50,000	21 Feb 2005	100%	-	2005	-
Mr A M Boyd	50,000	21 Feb 2005	100%	-	2005	-
	150,000	21 Feb 2005	Nil	-	2006-2009	23,222
Consolidated entity executives						
Dr A D Nash	50,000	21 Feb 2005	100%	-	2005	-
	50,000	21 Feb 2005	Nil	-	2006-2009	7,741

\# This figure includes an amount of $47,008 which relates to 400,000 unvested options which expired on 1 July 2005 being the termination date of Dr Smith's employment.

L Analysis of movements in options - unaudited

The only movement during the reporting period, by value, of options over ordinary shares in Amrad issued during the year to each Company director and each of the five named Company and relevant group executives as applicable is detailed below.

Executive	Title	Granted in year (A) $	Exercised in Year (B) $	Forfeited in year (C) $	Total option value $
Dr P M Smith	Chief Executive Officer (to 19 May 2005)	114,380	-	-	114,380
Ms R M Fry	General Counsel & Company Secretary	7,741	-	-	7,741
Mr A M Boyd	Director, Finance and Administration	30,962	-	-	30,962
Dr A D Nash	Chief Scientific Officer to 19 May 2005; Interim Chief Executive Officer from 20 May 2005.	15,482	-	-	15,482
Dr P C L Keep	Director, Intellectual Property	-	-	-	-
Dr D E Crump	Medical Director	-	-	-	-

(A) The value of options granted during the financial year is calculated using a binomial model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.

(B) *The value of options exercised during the financial year is the market price of the Company's shares at close of trading on the* date the options were exercised after deducting the price paid to exercise the option.

(C) The value of the options that lapsed during the financial year represents the benefit foregone.

M Fair value of options

The fair value of the options granted to executive directors and officers in the above tables have been calculated at grant date using a binomial valuation model that takes into account the performance hurdles and vesting period related to those options. The value as disclosed is the portion of the fair value of the options allocated to this reporting period in accordance with the vesting profile of the options. The following factors and assumptions have been used in determining the fair value on grant date. Comparative information has not been restated as market conditions were already included in the prior year valuation.

Grant date	Expiry date	Fair value per option	Exercise price	Share price on grant date (1)	Risk free interest rate	Estimated volatility (2)	Dividend yield
4 Dec 2000	4 Dec 2005	$0.65	$0.84	$0.65	6.95%	56%	Nil
6 Aug 2001	6 Aug 2006	$0.72	$0.86	$0.51	6.26%	56%	Nil
13 Dec 2001	13 Dec 2006	$1.04	$0.88	$0.76	5.64%	56%	Nil
31 Mar 2004	31 Mar 2009	$0.16	$0.84	$0.52	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	$0.84	$0.54	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	$0.84	$0.54	5.25%	44%	Nil
16 Oct 2004	16 Oct 2007	$0.08	$0.84	$0.47	5.25%	44%	Nil
19 Jan 2005	19 Jan 2010	$0.13	$0.84	$0.47	5.25%	44%	Nil

(1) The Amrad share price has been adjusted where applicable to reflect the demerger of 26.58% of value to Avexa Limited.

(2) The estimated volatility of options granted in the current financial year has been based on the Amrad share price from the delisting of Avexa Limited through to the end of the 2005 financial year. It is considered that the share price prior to this point is not indicative of share price volatility. The complexity associated with differing pipelines and projects, funding status, tainting through history etc render any comparison to other entities even within the same business sector meaningless. The only meaningful statistic relevant to the Amrad share price volatility for the current issues of options is considered to be Amrad performance since the 7 September 2004 demerger of Avexa Limited.

N Non-Executive Directors Share Plan

The value of shares granted to non-executive directors represents amounts set aside by way of salary sacrifice under the Non-Executive Directors Share Plan (the Plan) to acquire ordinary shares in the Company. Under the terms of the Plan, which was terminated in accordance with a resolution of the Board of Directors on 19 May 2005, shares were purchased on market using the funds progressively salary sacrificed and issued to the non-executive director within four to six weeks after the release of the announcement of the Company's half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The value of shares acquired by non-executive directors represents the purchase price of the shares acquired. Shares acquired under the Plan have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined.

O Options granted to directors and senior executives

The Board acting within the constraints imposed by the Corporations Act 2001 has the discretion to offer options to staff to acquire shares in the Company and may resolve to do so under the terms and conditions of the Amrad Key Employee Share Option Plan. There were 1,550,000 options over unissued ordinary shares granted during the financial year, being 1,000,000 to directors (provided to the CEO following approval at the October 2004 Annual General Meeting) and 550,000 to senior executives of the consolidated entity as part of their remuneration.

The exercise price for all options issued during the financial year was $0.84. The expiry date for the options issued to executive officers is 1 July 2009 and of these options 250,000 vested immediately upon issue with the remainder vesting 40% on 1 July 2005, and 20% on each 1 July anniversary thereafter. 400,000 of the 1,000,000 options issued to the former CEO were exercisable immediately and expire on 19 January 2010. The balance of 600,000 options issued to the former CEO were parcels of 200,000 options exercisable within three years of 16 October 2004, 16 October 2005 and 16 October 2006 respectively. Both parcels of 200,000 options exercisable within three years of 16 October 2005 and 16 October 2006 were cancelled effective 1 July 2005.

P Unissued shares under option

677,500 (2004: 2,011,000) options with various exercise prices and expiry dates were cancelled during the financial year due to expiry or employee termination. A further 400,000 (2004: 441,000) options with an exercise price of $0.84 issued to former CEO Dr Smith have been cancelled since the reporting date such that at the date of this report, unissued ordinary shares of the Company under option were as shown in the following table.

Subsequent to reporting date an offer of 1,000,000 options was made and accepted, comprising an offer of 200,000 options to acquire ordinary shares to each of the five members of the AMG. The options have a five year term, an exercise price of $0.62 that represents a 25% premium to the weighted average trading price of the Company's shares for the five days leading up to the 8 August 2005 issue date. The options were issued for no consideration and are exercisable 40% upon issue with a further 20% on each of 1 July 2006, 1 July 2007 and 1 July 2008.

Historical options granted prior to 1 January 2003 to the executive director and officers are subject to specified performance criteria in accordance with the Company's Key Employee Share Option Plan. Options granted after 1 January 2003 adopt a higher than market exercise price as the effective performance hurdle. Subject to the Plan Rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Number of Options	Exercise Price	Expiry Date	Grant Date
970,000	$0.84	4 Dec 2005	4 Dec 2000
210,000	$0.86	6 Aug 2006	6 Aug 2001
250,000	$0.73	14 Nov 2006	14 Nov 2001
500,000	$1.28	30 Nov 2006	30 Nov 2001
500,000	$2.02	30 Nov 2006	30 Nov 2001
650,000	$0.88	13 Dec 2006	13 Dec 2001
50,000	$0.34	23 Jan 2008	23 Jan 2003
406,650	$0.84	31 March 2009	31 Mar 2004
550,000	$0.84	30 June 2009	21 Feb 2005
200,000	$0.84	16 Oct 2007	16 Oct 2004
400,000	$0.84	19 Jan 2010	19 Jan 2005
1,000,000	$0.62	8 August 2010	8 August 2005
5,686,650			

Q Alteration to option terms

The exercise prices of all options on issue as at the 7 September 2004 effective date of the demerger of Avexa Limited were reduced by a factor of 26.58% to reflect the corresponding transfer of value from Amrad Corporation Limited to Avexa Limited as calculated by the share price relativities over the first five days of trading of Avexa Limited securities following listing on the ASX on 23 September 2004. Other than this exercise price adjustment, there has been no other amendment to the terms and conditions of options on issue during the financial year.

R Shares issued on exercise of options

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

S Consequences of performance on shareholder wealth - unaudited

In considering the Company's performance and benefits for shareholders wealth, the Board has regard to a broad range of factors, some of which are financial and others of which relate to the scientific progress on the Company's projects, relationship building with research institutions, projects introduced, staff development etc. The Board has some but not absolute regard to the Company's result and cash consumption for the year. It does not utilise earnings per share as a performance measure nor does it contemplate consideration of any dividends in the short to medium term given that all efforts are currently being expended to build the business and establish self-sustaining revenue streams. The Company is of the view that any adverse movement in the Company's share price should not be a punitive factor in assessing the performance of individuals other than the CEO for whom it is included within the overall measure of performance against individual objectives.

Dated at Melbourne this 29th day of August, 2005. This report is made with a resolution of the directors.

Mr I R Davis,(Chairman)

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001.

To the Directors of Amrad Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2005, there have been:

(i) No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) No contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

B W Szentirmay
Partner

Melbourne

29 August 2005

DISCUSSION AND ANALYSIS OF CONCISE FINANCIAL REPORT for the year ended 30 June 2005

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Discussion and analysis of Statement of Financial Performance

The consolidated entity recorded an operating profit of $1.1 million for the financial year ended 30 June 2005 before bringing to account the operating loss of Avexa Limited prior to its demerger and the write down of the Company's investment in Avexa Limited. After taking these two factors into account the consolidated result for the year was a loss of $1.6 million.

The key determinants within this operating result are the achievement of one more Merck, Sharp and Dohme (Australia) Pty Ltd (Merck) milestone, the final Serono milestone and the demerger of Avexa, all of which are discussed in greater detail below, together with the return on funds under management and further tightening of cost control.

The exclusive licence agreement with major global pharmaceutical company Merck delivered milestone revenues for the 2005 year of AUD$4.0m (2004: AUD$8.1m). The Merck project has made significant progress during the 2005 year and cumulative project revenues at 30 June 2005 stood at US$14 million.

The Company also received the next and final milestone from Serono for the terminated Emfilermin infertility project, and this resulted in licence and royalty revenue of $2.1million.

The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year with Avexa Limited (Avexa) being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004.

The return on invested funds under management for the year of $5.3 million represents an improvement of $1.2 million over the previous year and reflects a strong performance by both fund managers for the year within the clearly defined risk investment parameters imposed by the Company's treasury policy.

The continuing focus on cost control and prioritisation of research and development expenditure resulted in a further reduction in overall costs comparable to the prior period. A summary of the status and development of the project portfolio is provided in the Directors' Report.

Discussion and analysis of Statement of Financial Position

In addition to the loss for the year, movements in equity reflect the $2.4 million realisation of the asset revaluation reserve upon the demerger of Avexa, the capital reduction of $9.6 million associated with the demerger, and the share buy back for the period.

The investment by Amrad in Avexa at 30 June 2005 was written down to its market value at that date of $3,054,000.

All amounts receivable from prior year sales of property and businesses were fully collected during the financial year.

Discussion and analysis of Statement of Cash Flows

The Company recorded a positive cash flow for the year after allowing for the $12 million demerged to Avexa. From a $60 million cash position at the start of the financial year, the Company:

- demerged $12 million to Avexa
- made a further subsequent investment in Avexa of $1 million
- as part of its capital management programme bought back and cancelled share capital to the value of $1.7 million; and
- collected the final instalment of $3 million deferred consideration from the prior year property sale.

The movement in issued capital during the financial year reflects the purchase and cancellation of share capital under the share buy back program which commenced in April 2004 and concluded on 4 April 2005. A total of 5,466,159 shares were cancelled during the scheme at a total cost of $3,378,221.

STATEMENTS OF FINANCIAL PERFORMANCE- CONCISE FINANCIAL REPORT for the year ended 30 June 2005

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Note	CONSOLIDATED 2005	2004
		$'000	$'000
Licence fee and royalty revenue		**8,300**	9,764
Other revenues from ordinary activities		**7,712**	6,682
Total revenue from ordinary activities		**16,012**	16,446
Licence fee and royalty payments	3	**(1,149)**	(2,114)
Contract research and development costs	3	**(4,421)**	(2,845)
Raw materials and consumables used		**-**	(459)
Employee expenses:			
- Termination expenses in respect of former CEO / Managing Director		**(140)**	(918)
- All other employee expenses		**(4,585)**	(5,707)
Depreciation and amortisation expenses		**(542)**	(692)
Carrying value of plant and equipment sold		**(11)**	-
Demerger costs		**-**	(878)
Other expenses from ordinary activities		**(4,763)**	(6,356)
Write down of investment in listed entity		**(2,746)**	-
Profit / (loss) from ordinary activities before related income tax expense		**(1,622)**	(3,523)
Income tax expense relating to ordinary activities		**-**	-
Net profit / (loss) attributable to members of the parent entity		**(1,622)**	(3,523)
Net revenues, expenses and valuation adjustments attributable to members of Amrad Corporation Limited recognised directly in equity		**2,400**	-
Total changes in equity from non-owner related transactions attributable to members of Amrad Corporation Limited	6	**778**	(3,523)
Basic earnings per share (ordinary shares)		**(1.3)**	(2.4)
Diluted earnings per share (ordinary shares)		**(1.3)**	(2.4)

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 18 and the notes to the financial statements set out on pages 22 to 28.

STATEMENTS OF FINANCIAL POSITION- CONCISE FINANCIAL REPORT as at 30 June 2005

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

		CONSOLIDATED	
	Note	**2005**	2004
		$'000	$'000
Current assets			
Cash assets		**2,152**	2,303
Receivables		**335**	5,579
Other financial assets		**49,575**	57,658
Other		**150**	168
Total current assets		**52,212**	65,708
Non current assets			
Receivables		**197**	286
Other financial assets		**3,054**	-
Property, plant and equipment		**1,173**	1,368
Deferred tax assets		**-**	-
Total non current assets		**4,424**	1,654
Total assets		**56,636**	67,362
Current liabilities			
Payables		**1,567**	1,164
Provisions		**816**	989
Other		**500**	913
Total current liabilities		**2,883**	3,066
Non current liabilities			
Provisions		**100**	129
Total non current liabilities		**100**	129
Total liabilities		**2,983**	3,195
Net assets		**53,653**	64,167
Equity			
Contributed equity		**136,451**	147,743
Accumulated losses	5	**(82,798)**	(83,576)
Total equity	6	**53,653**	64,167

The statement of financial position is to be read in conjunction with the discussion and analysis on page 18 and the notes to the financial statements set out on pages 22 to 28.

STATEMENTS OF CASH FLOWS- CONCISE FINANCIAL REPORT for the year ended 30 June 2005

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	CONSOLIDATED	
	2005	2004
	$'000	$'000
Cash flows from operating activities	/	
Cash receipts in the course of operations	10,206	12,975
Cash payments in the course of operations	(14,342)	(25,938)
Interest received	258	597
Income taxes paid	-	-
Net cash (used in) operating activities	(3,878)	(12,366)
Cash flows from investing activities		
Payment for investment in Avexa Limited	(5,800)	-
Funds demerged to Avexa Limited	(7,200)	-
Payment for property, plant & equipment	(358)	(203)
Payment for transfer of employee entitlements to Avexa Limited	(86)	-
Proceeds from sale of plant & equipment	10	2
Proceeds from prior year sale of investment in land and buildings in a prior year	3,000	3,000
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entity	2,454	2,272
Net cash provided by / (used in) investing activities	(7,980)	5,071
Cash flows from financing activities		
Net cash transferred (to) / from funds under management	13,400	(23,900)
Net cash outlay on share buy back	(1,693)	(1,685)
Release / (Securitisation) of term deposit	-	850
Net cash provided by / (used in) financing activities	11,707	(24,735)
Net (decrease) in cash held	(151)	(32,030)
Cash at the beginning of the financial year	2,303	34,333
Cash at the end of the financial year	2,152	2,303

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 18 and the notes to the financial statements set out on pages 22 to 28.

1 Basis of preparation of concise financial report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports* and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The concise financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2 Change in accounting policy

There have been no changes in accounting policy during the financial year nor has there been any reclassification of comparative figures.

3 Profit from ordinary activities before income tax expense

Individually significant expenditure and revenue included in profit from ordinary activities before income tax:

Research and development (R&D) expenditure:	**2005 $'000**	2004 $'000
Licence fee and royalty payments	**1,149**	2,114
Contract research and development expenditure	**4,421**	2,845
Direct research and development expenditure	**5,701**	8,025
Total R&D expenditure for the year	**11,271**	12,984

4 Segment reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

The Amrad anti-infectives division was transferred on 1 July 2004 to Avexa Limited in preparation for its demerger from the Amrad Group which became effective on 7 September 2004. For the year ended 30 June 2004, this division remained within the core business segment but for the period from 1 July 2004 to 7 September 2004, has been excluded from core business activities and reported separately as unallocated revenues and expenses.

Geographic segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

4 **Segment reporting (continued)**

INDUSTRY SEGMENTS	Core business - Commercialisation of R&D		Corporate		Eliminations		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000
Revenue								
External segment revenue	**6,800**	8,264	**9,121**	8,182	**-**	-	**15,921**	16,446
Inter-segment revenue	**-**	-	**9,791**	9,761	**(9,791)**	(9,761)	**-**	-
Total segment revenue	**6,800**	8,264	**18,912**	17,943	**(9,791)**	(9,761)	**15,921**	16,446
Unallocated revenue							**91**	-
Total revenue							**16,012**	16,446
Result								
Segment result	**(3,700)**	(4,900)	**2,801**	1,377	**-**	-	**(899)**	(3,523)
Unallocated result							**(723)**	-
Profit / (loss) before income tax							**(1,622)**	(3,523)
Income tax expense							**-**	-
Profit / (loss) after income tax							**(1,622)**	(3,523)
Assets								
Segment assets	**883**	501	**55,753**	66,861	**-**	-	**56,636**	67,362
Total segment assets	**883**	501	**55,753**	66,861	**-**	-	**56,636**	67,362
Unallocated corporate assets							**-**	-
Consolidated total assets							**56,636**	67,362

4 Segment reporting (continued)

	Core business - Commercialisation of R&D		Corporate		Eliminations		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000
Liabilities								
Segment liabilities	**1,540**	1,093	**1,443**	2,102	**-**	-	**2,983**	3,195
Total segment liabilities	**1,540**	1,093	**1,443**	2,102	**-**	-	**2,983**	3,195
Unallocated corporate liabilities							**-**	-
Consolidated total liabilities							**2,983**	3,195
Acquisitions of non-current assets	**5**	-	**353**	203	**-**	-	**358**	203
Depreciation and amortisation	**10**	13	**532**	679	**-**	-	**542**	692
Non-cash expenses other than depreciation and amortisation:								
(Decrease) / Increase in employee provisions	**265**	411	**297**	437	**-**	-	**562**	848
Forgiveness of debt	**-**	-	**-**	61	**-**	-	**-**	61
Provision for non-recovery of intercompany loan	**-**	-	**14,066**	9,261	**(14,066)**	(9,261)	**-**	-

		CONSOLIDATED	
		2005	2004
		$'000	$'000
5	**Accumulated losses**		
	Accumulated losses at the beginning of the financial year	**(83,576)**	(80,053)
	Realisation of asset revaluation reserve	**2,400**	-
	Net profit / (loss) attributable to members of the parent entity	**(1,622)**	(3,523)
	Accumulated losses at the end of the financial year	**(82,798)**	(83,576)
6	***Total equity reconciliation***		
	Total equity at the beginning of the year	**64,167**	69,376
	Capital reduction following demerger of Avexa Limited	**(9,600)**	-
	Realisation of asset revaluation reserve	**2,400**	-
	Total changes in parent entity interest in equity recognised in statement of financial performance	**(1,622)**	(3,523)
	Transaction with owners as owners:		
	Share buy back	**(1,692)**	(1,686)
	Total equity at the end of the financial year	**53,653**	64,167

7 Dividends

No dividends were paid or proposed in the current or prior financial years.

8 Events subsequent to reporting date

On 15 August 2005 the Company announced the appointment of Dr Andrew Nash as CEO. 400,000 options to acquire ordinary shares with an exercise price of $0.84 have been cancelled since reporting date and up to the date of this financial report. Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

9 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments / receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities not considered / considered remote

The Company is not aware of any contingent liabilities capable of having a material impact on the Company or the consolidated entity.

Contingent assets not considered remote

Under the terms of the leaseback of the premises to the Company entered into in a previous financial year, the Company will receive financial compensation in the event of any early termination of the lease by the landlord after a minimum five year term.

10 Impact of adopting Australian equivalents to IFRS

For reporting periods beginning on or after 1 January 2005 the Company must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ended on 30 June 2005.

The Company has substantially completed the process of transitioning its accounting policies and financial reporting from current Australian GAAP to AIFRS which will be applicable for the financial year ended 30 June 2006. During the financial year the Company allocated internal and external resources to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS and report to the Company's Audit Committee.

10 Impact of adopting Australian equivalents to IFRS (continued)

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS together with the current best estimate of the quantitative impact of the changes on total equity as at the date of transition, at 30 June 2005 and on the net result for the year ended 30 June 2005.

The impact of transition to AIFRS, including the transitional adjustments disclosed, are based on AIFRS standards that management expects to be in place when preparing the first complete AIFRS financial report (being in respect of the half year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair representation of the consolidated entity's and Company's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary, therefore further disclosure and explanations may be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to AIFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this note.

Revisions to the selection and application of AIFRS accounting policies may be required as a result of:
(i) changes in financial reporting requirements that are relevant to the consolidated entity's and Company's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of this financial report;
(ii) additional guidance on the application of AIFRS in a particular industry or to a particular transaction; and
(iii) changes to the consolidated entity's or Company's operations.

The rules for first time adoption of AIFRS are set out in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards*. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS.

Reconciliation of equity as presented under Australian GAAP to that under AIFRS

			CONSOLIDATED	
			30 June 2005	1 July 2004 (transition date)
			$'000	$'000
Total equity under Australian GAAP			53,653	28,618
Adjustments to retained earnings (net of tax):				
Recognition of share-based payments (1)			(123)	-
Adjustments to other reserves (net of tax):				
Recognition of share-based payment expense			123	-
Total equity under AIFRS			53,653	64,167

(a) Reconciliation of profit and loss as presented under Australian GAAP to that under AIFRS

Year ended 30 June 2005	CONSOLIDATED
	$'000
Net profit / (loss) as reported under Australian GAAP	(1,622)
Share-based payment expense (1)	(123)
Net profit/(loss) under AIFRS	(1,745)

(1) Share-based payments

Under AASB 2 *Share Based Payments*, the Company would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the statement of financial performance, with a corresponding adjustment to equity. Share-based payments costs are not recognised under Australian GAAP.

10 Impact of adopting Australian equivalents to IFRS (continued)

(b) Reconciliation of cash flows as presented under Australian GAAP to that under AIFRS

No material impacts are expected to the cash flows presented under Australian GAAP on adoption of AIFRS.

Other Accounting Impacts – Impairment of non-current assets

Under current Australian GAAP the carrying amounts of non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount exceeds the recoverable amount, then the asset is written down to its recoverable amount, with the write down recognised as an expense in the income statement in the period in which it occurs.

Under AIFRS, the carrying amount of non-current assets will be reviewed each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount. An impairment loss will be recognised whenever the carrying amount of the asset exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be treated in the same way as a revaluation decrease.

Under current Australian GAAP, the recoverable amount of non-current assets was assessed at the entity level using undiscounted cash flows. Under AIFRS, the recoverable amount of non-current assets is required to be assessed using an assessment of fair value and value in use applying estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the risks specific to the asset.

On the basis that the non-current assets of the consolidated entity are utilised to facilitate the development and commercialisation of scientific projects to generate sustainable royalty and other revenue streams in the long term, a review of the Company's and consolidated entity's non-current assets at reporting date did not reveal any indication of impairment.

11 Discontinued Operation

At the Company's 2003 Annual General Meeting the Company's plan to spin out its anti-infectives business was announced with the intention of creating shareholder value and capturing market recognition of that value. Having evaluated a number of structural possibilities to facilitate the spin out, a demerger process was commenced in accordance with an Information Memorandum dated 5 July 2004 which concluded with the listing of Avexa Limited on the Australian Stock Exchange on 23 September 2004. As part of the approval process for any demerger, shareholder and Court approval was duly obtained on the effective date for the demerger, being 7 September 2004. From this date the Company ceased to exercise control over Avexa Limited.

The following results and balances of Avexa Limited have been consolidated in the Amrad group full year financial performance for the period from 1 July 2004 to 7 September 2004.

Financial performance information consolidated in year ended 30 June 2005	**2005 $'000**
Revenue from ordinary activities	91
Other expenses	(814)
Loss from ordinary activities before income tax	(723)
Income tax	-
Net Loss	**(723)**

Cash flow information consolidated in year ended 30 June 2005

Following the investment of $12 million by Amrad in Avexa Limited effective on 1 July 2004, Avexa Limited was responsible for its own cash flows. For the period to 7 September 2004, the effective date of the demerger, Avexa Limited had recorded the following funds flows from the $12 million initial funding provided by Amrad.

11 Discontinued Operation (continued)	2005 $'000
Net cash used in operating activities	(844)
Net cash used in investing activities	(23)
Net cash provided by financing activities	86
Net cash outflow	**(781)**

On 1 July 2004 the Amrad anti-infectives intellectual property was revalued and brought to account as an intangible asset at a value of $12 million with a corresponding credit to asset revaluation reserve. For consideration of 40,156,000 Avexa Limited ordinary shares, the Amrad anti-infectives business was then transferred on 1 July 2004 for $12 million. Amrad subscribed a further $12 million in cash for a further 40,156,000 Avexa Limited ordinary shares.

Following approval by Amrad shareholders and the Court, Amrad demerged 80.01% of its investment in Avexa Limited to existing Amrad shareholders as at the date of close of register. Through the Capital Reduction, 80.01% of the asset revaluation reserve ($9.6 million) was effectively realised and transferred to Amrad shareholders via their entitlement to a shareholding in Avexa Limited. The balance of the asset revaluation reserve of $2.4 million was simultaneously realised and consequently transferred to accumulated losses as reflected below.

Balance of asset revaluation reserve as at start of year	-
Recognition of anti-infectives intellectual property	12,000
Realisation of asset revaluation reserve through the demerger of 80.01% of Amrad's investment in Avexa to existing Amrad shareholders	(9,600)
Valuation adjustments recognised directly in equity	2,400
Realisation of balance of asset revaluation reserve attributable to members of Amrad Corporation Limited transferred to accumulated losses	(2,400)
Balance of asset revaluation reserve as at end of year	**-**

Following the successful demerger of Avexa Limited in September 2004 as detailed above, a capital reduction of $9,600,000 was effected, calculated as follows:

Balance of Amrad investment in Avexa Limited as at start of-year	-
Investment in Avexa Limited acquired for cash consideration	12,000
Investment in Avexa Limited acquired for consideration comprising transfer of intellectual property	12,000
Balance of investment in Avexa Limited prior to demerger	24,000
Transfer of 80.01% of the investment to existing Amrad shareholders as at the date of demerger close of register:	
Realisation of asset revaluation reserve	(9,600)
Share capital reduction	(9,600)
Total value transferred to existing Amrad shareholders upon demerger	(19,200)
Balance of Amrad investment in Avexa Limited as at demerger at cost	4,800
Further investment in Avexa Limited subsequent to demerger	1,000
Consolidated entity's share of Avexa operating losses prior to demerger	(723)
Write down of investment to reflect market value as at 30 June 2005	(2,023)
Balance of investment in Avexa Limited at market value (21,062,000 shares at $0.145)	**3,054**

DIRECTORS' DECLARATION for the year ended 30 June 2005

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

1 In the opinion of the directors of Amrad Corporation Limited (the Company):

(a) the financial statements and notes including the remuneration disclosures that are contained in sections A to S of the Remuneration Report in the Directors' Report set out on pages 8 to 16, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia, including AASB 1046 *Director and Executive Disclosures by Disclosing Entities,* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2 There are reasonable grounds to believe that the Company and controlled entity Amrad Operations Pty Ltd will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and the controlled entity pursuant to ASIC Class Order 98/1418.

3 The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2005.

Dated at Melbourne this 29th day of August, 2005.

Signed in accordance with a resolution of the directors:

____

Mr I R Davis
Chairman

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF AMRAD CORPORATION LIMITED

The financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 11, the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 *Director and Executive Disclosures by Disclosing Entities* in audited sections of the Remuneration report in the Directors' Report and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, set out on pages 18 to 28 for Amrad Corporation Limited (the Company) and its controlled entities for the year ended 30 June 2005.

The directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report including disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 *Director and Executive Disclosures by Disclosing Entities* in audited sections of the "Remuneration report" in the Directors' report ("remuneration disclosures") of the Company and its controlled entities for the year ended 30 June 2005. The Remuneration report also contains information not required by Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities,* which is not subject to audit. Our audit report for the full financial report was signed on 29 August 2005, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports.*

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the concise financial report of Amrad Corporation Limited and its controlled entities for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports.*

KPMG

B W Szentirmay
Partner

Melbourne

29 August 2005

FILE No.
82-4867

RECEIVED

2005 SEP -1 P 3:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

Monday 29 August 2005

AMRAD INCREASES THE VALUE OF ITS PORTFOLIO AND MAINTAINS STRONG CASH POSITION

Amrad Corporation Limited (ASX: AML) today reported an operating profit of $1.124 million on core business activities for the financial year ended 30 June 2005, with $51.7 million in available funds at balance date.

An impact of $2.7 million has been recorded in the financial statements in respect of the consolidated loss of Avexa prior to demerger and write down of Amrad's investment in Avexa at balance date such that the full consolidated result for the year was a loss of $1.6 million.

The key determinants within the core business operating result were milestone-based revenues received from both Merck & Co., Inc. and Serono, the demerger of Avexa, improved return on funds under management and continued cost control.

The exclusive licence agreement with major pharmaceutical company Merck & Co., Inc. delivered milestone revenues for the 2005 year of US$3.0 million. The partnership with Merck & Co., Inc., which aims to develop new antibody based treatments for asthma, has made significant progress during the 2005 year and cumulative project revenues at 30 June 2005 stood at US$14 million.

Chief Executive Officer Dr Andrew Nash said he was pleased with the progress that has been made during the financial year on all of the Company's major projects and noted that this progress had been achieved without eroding the Company's strong cash position. "For both our IL-13 receptor and GM-CSF receptor programs we have optimised lead antibodies progressing towards clinical studies and this represents excellent progress. The selection by Merck of an optimised lead therapeutic antibody for full preclinical development as a potential new treatment for asthma and other respiratory diseases represents a significant milestone and moves the project one step closer to the clinic. With the demerger of Avexa we are now clearly focused on antibody-based therapies for inflammation and cancer." Dr Nash said.

The return on invested funds under management for the year of $5.3 million represents an improvement of $1.2 million over the previous year and reflects a strong performance by the Company's appointed fund managers.

The continuing focus on cost control and prioritisation of research and development expenditure resulted in a reduction in overall costs comparable to the prior period.

The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year with Avexa Limited ("Avexa") being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Amrad has retained a 15.3% investment in Avexa at a cost of $5.8 million, and has adjusted the carrying value of the investment at year end to reflect the closing Avexa share price as at 30 June 2005. Amrad has brought to account the pre-demerger operating result of Avexa for the period from 1 July 2004 to 9 September 2004.

Doc# 129615 v3

The Company recorded a closing funds position of $51.7 million and positive funds flow for the year after allowing for the $12 million invested in Avexa to support its successful spin off and listing.

From a $60 million cash position at the start of the financial year, the Company:

- generated $8.3 million from licence fee and royalty revenues
- demerged $12 million in cash to Avexa;
- participated to the extent of $1 million in a capital raising undertaken by Avexa;
- as part of its capital management programme bought back and cancelled share capital to the value of $1.7 million; and
- received the final instalment of $3 million deferred consideration from the prior year property sale.

Dr Nash noted that the Company's strong financial position provided it with both the capacity to advance its current portfolio of projects through value adding clinical stages and the flexibility to consider in-licensing and other acquisition opportunities that may arise. "The ability of the Company to fund its value driving projects for at least the next three years places the Company in a position of great strength." Dr Nash said.

FINANCIAL ANALYSIS

	Financial year ended 30 June 2005	**Six months ended 31 Dec 2004**	**Financial year ended 30 June 2004**
	$'000	**$'000**	**$'000**
Revenue from licence fees and royalties	8,300	4,967	9,764
Revenue from funds under management	5,317	3,882	4,150
Revenue from other operating activities	2,395	937	2,532
Total revenue	16,012	9,786	16,446
Core business operating profit before tax	1,124	1,993	(3,523)
Consolidated Avexa loss and provision for write down of investment	(2,746)	(1,267)	-
Consolidated profit/(loss) after tax	(1,622)	726	(3,523)
Cash and funds under management	51,727	51,948	59,961
Current assets less current liabilities	49,329	51,295	62,642
Share capital bought back and cancelled in the period	1,692	1,383	1,686
Total net assets	53,653	56,309	64,167
Current asset/current liability ratio	Ratio 18.1	Ratio 13.6	Ratio 21.4
Net tangible assets per share	Cents 42.9	Cents 44.8	Cents 49.9

About Amrad

Amrad Corporation Limited is an Australian biotechnology company focussed on the development and commercialisation of antibody based therapies in the areas of inflammation and cancer. Amrad has strong intellectual property covering targets such as IL-13R, GM-CSFR and VEGF-B. Further information about Amrad and its projects can be found at www.amrad.com.au

Further information: Dr Andrew Nash
Chief Executive Officer
61 3 9208 4000

Rule 4.3A

Appendix 4E

Preliminary final report for the year ended 30 June 2005

Name of entity:

Amrad Corporation Limited

ABN:

37 006 614 375

Results for announcement to the market

				$A'000
Revenue from ordinary activities	Down	3%	to	16,012
Profit from ordinary activities after tax attributable to members	Improved	N/a	to	Improved from a (3,523) loss to a loss of (1,622)
Net profit for the year attributable to members	Improved	N/a	to	Improved from a (3,523) loss to a loss of (1,622)

Dividends

It is not proposed to pay dividends.

There are no dividend or distribution reinvestment plans in operation and there has been no dividend or distribution payments during the financial year ended 30 June 2005.

No explanation considered necessary to explain any of the above other than as provided within this report.

Commentary on results for the year

The consolidated entity recorded an operating profit of $1.1 million for the financial year ended 30 June 2005 before bringing to account the operating loss of Avexa Limited prior to its demerger in September 2004 and to the write down of the Company's investment in Avexa Limited since demerger. After taking these two factors into account the consolidated result for the year was a loss of $1.6 million.

The Company also recorded a positive cash flow for the year after allowing for the $12 million demerged to Avexa Limited. From a $60 million cash position at the start of the financial year, the Company:

- generated $8.3 million in licence fee and royalty revenues
- demerged $12 million to Avexa Limited
- made a further subsequent investment in Avexa Limited of $1 million
- as part of its capital management programme bought back and cancelled share capital to the value of $1.7 million; and
- collected the final instalment of $3 million deferred consideration from the prior year property sale.

The key determinants within this operating result are the achievement of one more Merck Sharp and Dohme (Australia) Pty Ltd (Merck) milestone and the demerger of Avexa, both of which are discussed in greater detail below, together with the return on funds under management and further tightening of cost control.

The exclusive licence agreement with major global pharmaceutical company Merck delivered milestone revenues for the 2005 year of AUD$4.0 million. The Il-13R Merck project has made significant progress during the 2005 year and cumulative project revenues at 30 June 2005 stood at US$14 million.

The Company also received the next and final milestone from Serono for the terminated Emfilermin infertility project, and this resulted in licence and royalty revenue of $2.1 million.

The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year with Avexa Limited (Avexa) being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Further details are provided under the heading of Corporate Structure.

The return on invested funds under management for the year of $5.3 million represents an improvement of $1.2 million over the previous year and reflects a strong performance by both of the Company's appointed fund managers for the year.

The continuing focus on cost control and prioritisation of research and development expenditure resulted in a further reduction in overall costs comparable to the prior period. A summary of the status and development of the project portfolio is provided below.

Drug development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 Antibody – A new approach to treating asthma

Amrad's IL-13 receptor antibody project is partnered with Merck and Merck is responsible for all clinical development and marketing. Initial development is focused on asthma, however consideration is being given to additional indications. As announced by Amrad in August 2005, Merck has selected an optimised lead therapeutic antibody for full preclinical development.

In a deal worth potentially US$112 million plus royalties, Amrad received US$5 million on signing the agreement with Merck in June 2003 and to date has received a further US$9 million in milestone payments, bringing the total received to date to US$14 million.

Project: GM-CSFR antibody – A new treatment for rheumatoid arthritis

Amrad's GM-CSF receptor antibody project is partnered with Cambridge Antibody Technology (CAT) on a 50/50 cost/profit share basis. Under the terms of the collaboration Amrad and CAT intend to co-develop an antibody against the GM-CSF receptor until the end of Phase II clinical trials. Excellent progress has been made and a lead antibody (designated CAM-3001) has been selected. Preliminary safety studies have commenced and scale-up of production ahead of formal preclinical studies is underway.

Project: VEGF-B antagonists - A novel approach to the treatment of cancer and inflammation

Amrad and the Ludwig Institute for Cancer Research recently strengthened their pre-existing collaboration to better coordinate research, development and commercialisation activities in relation to VEGF-B. Antibodies against VEGF-B are presently being assessed in animal models of cancer and Rheumatoid Arthritis (RA) in order to demonstrate their therapeutic utility prior to progressing the project into development.

Project: VEGF-B gene and protein therapies – A new treatment for cardiovascular disease

Amrad has already generated substantial evidence supporting the potential application of VEGF-B gene and protein in vascular disease and is presently strengthening this data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

Suppressors of cytokine signalling (SOCS) – A new strategy for the modulation of cytokine signalling

Amrad's SOCS research program has clearly defined the function and biological importance of the SOCS family of proteins and has validated a number of the SOCS proteins as important therapeutic targets. Amrad has identified a number of compounds from screening assays as potential inhibitors of SOCS proteins and these compounds are being reviewed as potential leads for the development of drug candidates. In addition, Amrad is currently evaluating various therapeutic RNA interference strategies for their ability to effectively control SOCS expression.

In order to maximise the value of the Company's key SOCS targets, Amrad is actively seeking a collaborative relationship with a partner possessing expertise that can build on Amrad's in-house skills, in particular in the areas of therapeutic RNA interference technology and related delivery strategies.

Capital structure

During the financial year the Company continued and concluded its on-market share buy back. Under the requirements of such a scheme the Company is only allowed to acquire and cancel up to 10% of its own shares in a 12 month period. During the financial year, 3,323,673 shares were acquired and subsequently cancelled at an aggregate cost of $1,692,713 and average buy back price of $0.509 per share, thereby reducing the share capital on issue at the end of the financial year from an opening figure of 128,500,000 shares to 125,176,327 shares and share capital value of $136,450,714 (2004: $147,743,427). There has been no share capital activity since the reporting date and up to the date of this report.

Corporate Structure

Amrad Corporation Limited is a company limited by shares that is incorporated and domiciled in Victoria, Australia. Amrad Corporation Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure.


Amrad Corporation Limited
All subsidiaries are 100% owned
Amrad Developments Pty Ltd Lessor of fixed assets
Amrad Operations Pty Ltd R&D Operating entity
Burnley Property Pty Ltd Non-trading former property holder

Avexa Limited was a wholly owned entity on 1 July 2004 but was subsequently demerged effective from 7 September 2004. The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year culminating in Avexa Limited ("Avexa") being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Avexa losses of $722,766 have been consolidated during the period of 100% ownership and control and are non-recurring losses.

Amrad retained an initial 19.99% investment in Avexa at a cost of $4,800,000 and invested a further $1 million as part of an Avexa capital raising. Amrad's post capital raising holding in Avexa is 21,062,000 shares representing $15.27% of issued share capital at reporting date acquired at a total cost of $5.8 million. As at 30 June 2005, an expense and provision of $2,746,010 have been recorded against the cost of the investment to reflect the market value of the shares at that date of $0.145.

Consolidated statement of financial performance
For the year ended 30 June 2005

	Note	Current period - $A'000	Previous corresponding period - $A'000
Licence fee and royalty income		**8,300**	9,764
Other revenues			
- from ordinary activities		**7,712**	6,682
Total revenue from ordinary activities	1	**16,012**	16,446
Licence fee and royalty payments		**(1,149)**	(2,114)
Contract research and development costs		**(4,421)**	(2,845)
Raw materials and consumables used		**-**	(459)
Employee expenses:			
Termination expenses in respect of former CEO / Managing Director		**(140)**	(918)
All other employee expenses		**(4,585)**	(5,707)
Depreciation and amortisation expenses		**(542)**	(692)
Carrying value of plant and equipment sold		**(11)**	-
Demerger expenses		**-**	(878)
Other expenses from ordinary activities	1	**(4,763)**	(6,356)
Write down of investment in listed entity		**(2,023)**	-
Profit / (loss) from ordinary activities before related income tax expense		**(1,622)**	(3,523)
Income tax expense relating to ordinary activities		**-**	-
Net profit / (loss)	2	**(1,622)**	(3,523)
Net revenues, expenses and valuation adjustments attributable to members of Amrad Corporation Limited recognised directly in equity		**2,400**	-
Total changes in equity from non-owner related transactions attributable to members of the parent entity		**778**	(3,523)
Basic earnings per share (ordinary shares)	13	**(1.3)**	(2.4)
Diluted earnings per share (ordinary shares)	13	**(1.3)**	(2.4)

Consolidated statement of financial position
As at 30 June 2005

	Note	**Current period - $A'000**	Previous corresponding period - $A'000
Current assets			
Cash assets	3	**2,152**	2,303
Receivables	4	**335**	5,579
Other financial assets	5	**49,575**	57,658
Other	7	**150**	168
Total current assets		**52,212**	65,708
Non-current assets			
Receivables	4	**197**	286
Other financial assets	5	**3,054**	-
Property, plant and equipment	6	**1,173**	1,368
Deferred tax assets		**-**	-
Total non-current assets		**4,424**	1,654
Total assets		**56,636**	67,362
Current liabilities			
Payables	8	**1,567**	1,164
Provisions	9	**816**	989
Other	10	**500**	913
Total current liabilities		**2,883**	3,066
Non-current liabilities			
Provisions	9	**100**	129
Total non-current liabilities		**100**	129
Total liabilities		**2,983**	3,195
Net assets		**53,653**	64,167
Equity			
Contributed equity	11	**136,451**	147,743
Accumulated losses	2	**(82,798)**	(83,576)
Total equity		**53,653**	64,167

Consolidated statement of cash flows
For the year ended 30 June 2005

	Note	Current period - $A'000	Previous corresponding period - $A'000
Cash flows from operating activities			
Cash receipts in the course of operations		**10,206**	12,975
Cash payments in the course of operations		**(14,342)**	(25,938)
Interest received		**258**	597
Income taxes paid		**-**	-
Net cash (used in) operating activities	21	**(3,878)**	(12,366)
Cash flows from investing activities			
Payment for investment in Avexa Limited		**(5,800)**	-
Funds demerged to Avexa Limited		**(7,200)**	-
Payments for property, plant and equipment		**(358)**	(203)
Payment for transfer of employee entitlements at book value to Avexa Limited		**(86)**	-
Proceeds from sale of plant and equipment		**10**	2
Proceeds from sale of investment in land and buildings in a prior year		**3,000**	3,000
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entities		**2,454**	2,272
Net cash provided by / (used in) investing activities		**(7,980)**	5,071
Cash flows from financing activities			
Net cash outlay on share buy back		**(1,693)**	(1,685)
Net cash transferred (to) / from funds under management		**13,400**	(23,900)
Release of term deposit		**-**	850
Net cash provided by / (used in) financing activities		**11,707**	(24,735)
Net (decrease) in cash held		**(151)**	(32,030)
Cash at the beginning of the financial year		**2,303**	34,333
Cash at the end of the financial year	20	**2,152**	2,303

Notes to the consolidated statement of financial performance

1 Revenue and expenses from ordinary activities

Revenues	Current period - $A'000	Previous corresponding period - $A'000
Licence fee and royalty income	**8,300**	9,764
Interest and investment revenue	**5,785**	4,819
Government grants	**383**	419
Revenue from rendering of services	**451**	598
Operating lease rental income	**770**	644
Proceeds on disposal of plant and equipment	**10**	2
Other revenue	**313**	200
Total revenue from ordinary activities	**16,012**	16,446

Expenses		
Licence fee and royalty payments (Note 1(a))	**1,149**	2,114
Contract research and development (Note 1(a))	**4,421**	2,845
Cost of goods sold	**-**	459
Net loss on sale of plant and equipment	**1**	2
Operating lease rental expense	**673**	661
Net foreign exchange (gain) /loss	**137**	(5)
Amounts transferred to / (from) provisions for:		
- Employee entitlements	**562**	819
- Other provisions	**(82)**	29
Depreciation of Plant and equipment	**542**	692
Other expenses:		
- Occupancy costs	**1,520**	1,444
- Insurance costs	**342**	1,009
- Consultancy costs	**102**	662
- Legal & professional fees	**350**	256
- Intellectual property management	**558**	994
- Information technology & asset maintenance	**275**	389
- Laboratory consumables	**501**	594
- Equipment leasing & hire	**22**	11
- Advertising & promotion	**81**	132
- Travel costs	**293**	341
- Sundry expenses	**719**	524
Total Other expenses	**4,763**	6,356

(a) Research and Development (R&D)

	Current period - $A'000	Previous corresponding period - $A'000
Licence fee and royalty payments	**1,149**	2,114
Contract research and development expenditure	**4,421**	2,845
Direct research and development expenditure	**5,701**	8,025
Total R&D expenditure for the year	**11,271**	12,984

Notes to the consolidated statements of financial position and cash flows

2 Consolidated accumulated losses

Accumulated losses at the beginning of the financial year	**(83,576)**	(80,053)
Net (loss) attributable to members	**(1,622)**	(3,523)
Realisation of asset revaluation reserve	**2,400**	-
Net transfers from / (to) reserves	-	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Accumulated losses at the end of the financial year	**(82,798)**	(83,576)

3 Cash assets

	Current period - $A'000	Previous corresponding period - $A'000
Cash at bank and on hand	**2,152**	2,303
Bank short term deposits	-	-
Cash assets	**2,152**	2,303

Interest on cash at bank is credited at prevailing market rates. The weighted average interest rate at reporting date was 4.6% (2004: 4.38%).

4 Receivables

Current

Amount receivable from sale of property	-	2,750
Amounts receivable from sale of businesses and a controlled entity	-	2,454
Interest receivable	**16**	131
Other debtors	**319**	244
	335	5,579

Non-current

Amounts receivable from a prior year sale of businesses and a controlled entity (i)	**197**	286
	197	286

(i) Amounts receivable from the sale of businesses and a controlled entity includes a non-current receivable of $197,000 (2004: $286,000) representing the directors' estimate of the fair value of the proceeds from the sale of a business in a prior year. The maximum proceeds receivable, converted from US dollars at the exchange rate ruling at reporting date, are $4,860,000 (2004: $4,948,000) and are contingent upon future product sales of the business. The receivable is non-interest bearing.

5 Other financial assets

	Current period - $A'000	Previous corresponding period - $A'000
Current		
Funds under management comprises financial instruments in the following asset classes, at market value:		
Cash trusts and fixed interest	**38,655**	45,467
Equities	**10,920**	12,191
	49,575	57,658

The directors control funds under management through the provision of an investment mandate to each of the investment managers. The mandate prescribes minimum credit ratings for individual financial instruments, asset allocation benchmarks and weighted average maturity profiles for interest bearing instruments.

Financing arrangements

The Company's banking facilities at 30 June 2005 comprised a Diammond Electronic Funds Transfer Facility of $1.

Non-current		
Shares in listed entity – at cost	**5,800**	-
Less: Provision for write down	**(2,746)**	-
Carrying value of investment in listed entity	**3,054**	-
Shares in controlled entities – unquoted (at cost)	**-**	-
Shares in other entities – unquoted (at recoverable amount) (i)	**-**	-
	3,054	-

(i) Included in shares in other entities is a 20.87% (2004: 20.87%) interest in Cerylid Biosciences Limited represented by 10,280,000 ordinary shares issued at $1 each, received on a prior financial year disposal of a controlled entity, Amrad Discovery Technologies Pty Ltd and the conversion of a Convertible Note. In the opinion of directors, the carrying value is nil having regard to the uncertainty of realising the investment. Cerylid Biosciences Limited is an unlisted genomics-driven drug discovery company.

6 Property, plant and equipment

Plant and equipment (at cost)	**7,323**	7,703
Less: Accumulated depreciation	**(6,150)**	(6,335)
	1,173	1,368

7 Other assets

Current

Prepayments	**150**	168

8 Payables

	Current period - $A'000	Previous corresponding period - $A'000
Trade creditors and accruals	**1,567**	1,164
Other creditors	-	-
	1,567	1,164

9 Provisions

Current

Employee benefits	**816**	907
Other	-	82
	816	989

Non-current

Employee benefits	**100**	129

The weighted average interest rate at reporting date in respect of the settlement of non-current employee entitlements is 5.2% (2004: 5.8%). The carrying value of employee entitlements approximates fair value.

10 Other liabilities

Unearned income	**500**	913

11 Contributed equity

Issued and paid up capital

125,176,327 (2004: 128,500,000) ordinary shares, fully paid	**136,451**	147,743

Movements during the year were as follows:		
Share capital at the beginning of the financial year	**147,743**	149,429
Capital reduction following demerger of Avexa Limited	**(9,600)**	-
Share capital cancelled as part of on market share buy back	**(1,692)**	(1,686)
Share capital at the end of the financial year	**136,451**	147,743

Terms and conditions of ordinary shares
Holders of ordinary shares are entitled to one vote per share at shareholders' meetings and to receive any dividends as may be declared. In the event of winding up of the Company, ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Options to acquire ordinary shares
There were no options to acquire ordinary shares exercised during the year ended 30 June 2005 (2004: nil). 1,550,000 (2004: 525,150) options to acquire ordinary shares were issued during the financial year pursuant to the Amrad Key Employee Share Option Plan with an exercise price of $0.84 (2004: $1.15), various expiry dates (2004: 31 March 2009) and vesting progressively over the term of the option. A total of 677,500 (2004: 2,011,000) options to acquire ordinary shares expired during the reporting period.

11 Contributed equity (continued)

At reporting date there were 5,086,650 (2004: 4,214,150) options outstanding having exercise prices between $0.34 and $2.02 (2004: $0.46 and $2.75). A total of 400,000 (2004: 441,000) options with an exercise price of $0.84 (2004: $1.15 and $1.20) have been cancelled since the reporting date and up to the date of this report.

12 Net tangible assets per ordinary security

	Current period	Previous corresponding period
Net tangible assets	**53,653 in $A'000**	64,167 in $A'000
Issued share capital at reporting date	**125,176,327**	128,500,000
Net tangible assets per ordinary security	**42.9 cents**	49.93 cents

13 Earnings per security (EPS)

a) Earnings reconciliation	**$A'000**	$A'000
Net profit / (loss)	**(1,622)**	(3,523)
Basic earnings	**(1,622)**	(3,523)
Diluted earnings	**(1,622)**	(3,523)
b) Weighted average number of shares used as the denominator	**Number**	Number
Number for basic earnings per share		
Ordinary shares	**126,792,261**	130,617,332
Number for diluted earnings per share:		
Ordinary share number	**126,792,261**	130,617,332
Effect of share options on issue	**50,000**	50,000
	126,842,261	130,667,332

14 Returns to shareholders

There have been no returns to shareholders during the financial year. The Company has bought back and cancelled 3,323,673 (2004: 2,142,486) of its own shares during the year as part of the on-market share buy back scheme which concluded on 4 April 2005.

15 Control gained over entities having material effect

There are no entities over which the Company gained control during or subsequent to the financial year ended 30 June 2005.

16 Loss of control of entities having material effect

Avexa Limited was incorporated during the prior financial year as a wholly owned subsidiary to which the Amrad anti-infectives business was transferred on 1 July 2004. Details of the demerger have been provided in the "Commentary on the results for the year" section of this report.

17 Material interests in entities which are not controlled entities

The consolidated entity has the following interest in Avexa Limited and Cerylid Biosciences Limited.

Name of entity	Percentage of ownership interest held at period end or disposal date		Contribution to net profit (loss)	
	Current period	Previous corresponding period	**Current period - $A'000**	Previous corresponding period - $A'000
Avexa Limited	**15.27%**	100%	(2,746) #	-
Cerylid Biosciences Ltd	**20.87%**	20.87%	-	-

Included within the consolidated operating result for the year ended 30 June 2005 is a write down of the investment held by Amrad in Avexa Limited of $2,746,010. This write down (disclosed as a provision in the financial statements) reflects a year end carrying value adjustment to the closing share price of listed entity Avexa Limited. The total contribution to net profit/(loss) also includes $722,766 of losses incurred by Avexa Limited for the period during which it was wholly owned and controlled by Amrad prior to the 7 September 2004 demerger.

18 Non-cash financing and investing entities

Other than the demerger of Avexa Limited, there have been no financing and investing transactions during the financial year which have had a material effect on consolidated assets and liabilities. The final $3,000,000 of the deferred consideration on the 2003 sale of the investment in land and buildings was duly received on 27 June 2005.

19 Segment reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest or dividend-earning assets and revenue and corporate assets and expenses.

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

The Amrad anti-infectives division was transferred on 1 July 2004 to Avexa Limited in preparation for its demerger from the Amrad Group which became effective on 7 September 2004. For the year ended 30 June 2004, this division remained within the core business segment but for the period from 1 July 2004 to 7 September 2004, has been excluded from core business activities and reported separately as unallocated revenues and expenses.

Geographic segments
The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

19 Segment reporting (continued)

INDUSTRY SEGMENTS	Core business - Commercialisation of R&D		Corporate		Eliminations		Consolidated	
	2005 $000	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000	**2005 $000**	2004 $000
Revenue								
External segment revenue	**6,800**	8,264	**9,121**	8,182	-	-	**15,921**	16,446
Proceeds on sale of investment in land and buildings	-	-	-	-	-	-	-	-
Inter-segment revenue	-	-	**9,791**	9,761	**(9,791)**	(9,761)	-	-
Total segment revenue	**6,800**	8,264	**18,912**	17,943	**(9,791)**	(9,761)	**15,921**	16,446
Unallocated revenue							**91**	-
Total revenue							**16,012**	16,446
Result								
Segment result	**(3,700)**	(4,900)	**2,801**	1,377	-	-	**(899)**	(3,523)
Unallocated result							**(723)**	-
Profit / (loss) before income tax							**(1,622)**	(3,523)
Income tax expense							-	-
Profit / (loss) after income tax							**(1,622)**	(3,523)
Assets								
Segment assets – property	-	-		-	-	-		
Segment assets – other	**883**	501	**55,753**	66,861	-	-	**56,636**	67,362
Total segment assets	**883**	501	**55,753**	66,861	-	-	**56,636**	67,362
Unallocated corporate assets							-	-
Consolidated total assets							**56,636**	67,362

19 Segment reporting (continued)

	Core business - Commercialisation of R&D		Corporate		Eliminations		Consolidated	
	2005	2004	**2005**	2043	**2005**	2004	**2005**	2004
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000
Liabilities								
Segment liabilities – property	**-**	-	**-**	-	**-**	-	**-**	-
Segment liabilities – other	**1,540**	1,093	**1,443**	2,102	**-**	-	**2,983**	3,195
Total segment liabilities	**1,540**	1,093	**1,443**	2,102	**-**	-	**2,983**	3,195
Unallocated corporate liabilities							**-**	-
Consolidated total liabilities							**2,983**	3,195
Acquisitions of non-current assets	**5**	-	**353**	203	**-**	-	**358**	203
Depreciation and amortisation	**10**	13	**532**	679	**-**	-	**542**	692
Non-cash expenses other than depreciation and amortisation: (Decrease) / Increase in employee and other provisions	**265**	411	**297**	437	**-**	-	**562**	848
Forgiveness of debt	**-**	-	**-**	61	**-**	-	**-**	61
Provision for non-recovery of intercompany loan	**-**	-	**14,066**	9,261	**(14,066)**	(9,261)	**-**	-

20 Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

	Current period - $A'000	Previous corresponding period - $A'000
Cash on hand and at bank	**2,152**	2,303

21 Reconciliation of profit / (loss) from ordinary activities after related income tax to net cash provided by / (used in) operating activities

	Current period - $A'000	Previous corresponding period - $A'000
(Loss) from ordinary activities after income tax	**(1,622)**	(3,523)
Add / (less) non-cash items:		
- Depreciation and amortisation	**542**	692
- Net loss on sale of plant and equipment	**1**	2
- Debts forgiven	**-**	61
- Operating result of Avexa Limited to 7 September 2004 not funded through Amrad cash	**723**	-
- Non-cash interest on property sale deferred consideration	**(250)**	-
- Net investment income	**(5,317)**	(4,125)
Amounts transferred to / (from) provisions for:		
- Employee entitlements	**562**	819
- Provision for write down of investment in listed entity	**2,023**	-
- Other provisions	**(82)**	29
Change in assets and liabilities:		
- (Increase) / decrease in Receivables	**129**	607
- (Increase) / decrease in Other assets	**18**	(75)
- Increase / (decrease) in Payables	**317**	(5,833)
- Increase / (decrease) in Provisions	**(510)**	(1,298)
- Increase / (decrease) in Other liabilities	**(413)**	278
Net cash (used in) operating activities	**(3,878)**	(12,366)

22 Factors affecting the results in the future

On 15 August 2005 the Company announced the appointment of Dr Andrew Nash as CEO. 400,000 options to acquire ordinary shares with an exercise price of $0.84 have been cancelled since reporting date and up to the date of this financial report. Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report, any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

23 Franking credits available

In accordance with the New Business Tax System (imputation) Act 2002, the measurement basis of the dividend franking account changed from 1 July 2002 from an after-tax profits basis to an income tax paid basis. The amount of franking credits available to shareholders disclosed as at 30 June 2005 of $10,643,836 (30 June 2004: $10,643,836) has been measured under the new legislation and represents income tax paid amounts available to frank distributions.

The above available amounts are based on the balance of the dividend franking account at reporting date. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

Tax Consolidation legislation

On 1 July 2003, Amrad Corporation Limited and its wholly owned subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2005 and 30 June 2004 has been measured under the new legislation as those available from the tax-consolidated group.

24 Impact of adopting Australian equivalents to IFRS

For reporting periods beginning on or after 1 January 2005 the Company must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ended on 30 June 2005.

The Company has substantially completed the process of transitioning its accounting policies and financial reporting from current Australian GAAP to AIFRS which will be applicable for the financial year ended 30 June 2006. During the financial year the Company allocated internal and external resources to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS and report to the Company's Audit Committee.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS together with the current best estimate of the quantitative impact of the changes on total equity as at the date of transition, at 30 June 2005 and on the net result for the year ended 30 June 2005.

The impact of transition to AIFRS, including the transitional adjustments disclosed, are based on AIFRS standards that management expect to be in place when preparing the first complete AIFRS financial report (being in respect of the half year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair representation of the consolidated entity's and Company's financial position, results of operations, and cash flows in accordance with AIFRS. This note provides only a summary, therefore further disclosure and explanations may be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to AIFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this note.

24 Impact of adopting Australian equivalents to IFRS (continued)

Revisions to the selection and application of AIFRS accounting policies may be required as a result of:

(i) changes in financial reporting requirements that are relevant to the consolidated entity's and Company's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standard Board subsequent to the preparation of this financial report;

(ii) additional guidance on the application of AIFRS in a particular industry or to a particular transaction; and

(iii) changes to the consolidated entity's or Company's operations.

The rules for first time adoption of AIFRS are set out in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards.* In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS.

(a) Reconciliation of equity as presented under Australian GAAP to that under AIFRS

	Consolidated	
	30 June 2005	**1 July 2004 (transition date)**
	$'000	$'000
Total equity under Australian GAAP	53,653	28,618
Adjustments to retained earnings (net of tax):		
Recognition of share-based payments (1)	(123)	-
Adjustments to other reserves (net of tax):		
Recognition of share-based payment expense	123	-
Total equity under AIFRS	53,653	64,167

(b) Reconciliation of profit and loss as presented under Australian GAAP to that under AIFRS

Year ended 30 June 2005	**Consolidated**
	$'000
Net profit / (loss) as reported under Australian GAAP	(1,622)
Share-based payment expense (1)	(123)
Net profit/(loss) under AIFRS	(1,745)

24 Impact of adopting Australian equivalents to IFRS (continued)

(1) Share-based payments

Under AASB 2 *Share Based Payments*, the Company would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the statement of financial performance, with a corresponding adjustment to equity. Share-based payments costs are not recognised under Australian GAAP.

(c) Reconciliation of cash flows as presented under Australian GAAP to that under AIFRS

No material impacts are expected to the cash flows presented under Australian GAAP on adoption of AIFRS.

Other Accounting Impacts – Impairment of non-current assets

Under current Australian GAAP the carrying amounts of non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount exceeds the recoverable amount, then the asset is written down to its recoverable amount, with the write down recognised as an expense in the income statement in the period in which it occurs.

Under AIFRS, the carrying amount of non-current assets will be reviewed each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount. An impairment loss will be recognised whenever the carrying amount of the asset exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be treated in the same way as a revaluation decrease.

Under current Australian GAAP, the recoverable amount of non-current assets was assessed at the entity level using undiscounted cash flows. Under AIFRS, the recoverable amount of non-current assets is required to be assessed using an assessment of fair value and value in use applying estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the risks specific to the asset.

On the basis that the non-current assets of the consolidated entity are utilised to facilitate the development and commercialisation of scientific projects to generate sustainable royalty and other revenue streams in the long term, a review of the Company's and consolidated entity's non-current assets at reporting date did not reveal any indication of impairment.

25 Compliance statement

This report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

This report is based on accounts which have been audited. The unqualified audit report by the auditor is attached.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

The directors present their report together with the financial report of AMRAD Corporation Limited (the Company) and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2005 and the auditor's report thereon.

Contents of Directors' Report

Principal activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

Operating and financial review

The consolidated entity recorded an operating profit of $1,124,000 for the financial year ended 30 June 2005 before bringing to account the operating loss of Avexa Limited prior to its demerger in September 2004 and the write down of the Company's investment in Avexa Limited since demerger. After taking these two factors into account the consolidated result for the year was a loss of $1,622,000.

The Company also recorded a positive cash flow for the year after allowing for the $12 million demerged to Avexa Limited. From a $60 million cash position at the start of the financial year, the Company:

- demerged $12 million to Avexa limited
- made a further subsequent investment in Avexa Limited of $1 million
- as part of its capital management programme bought back and cancelled share capital to the value of $1.7 million; and
- collected the final instalment of $3 million deferred consideration from the 2003 financial year property sale.

The key determinants within this operating result are the achievement of two more Merck Sharp and Dohme (Australia) Pty Ltd (Merck) milestones and demerger of Avexa, both of which are discussed in greater detail below, together with the return on funds under management and further tightening of cost control.

The exclusive licence agreement with major global pharmaceutical company Merck delivered milestone revenues for the 2005 year of AUD$4.0m (2004: AUD$8.1m). The Merck project has made significant progress during the 2005 year and cumulative project revenues at 30 June 2005 stood at US$14 million.

The Company also received the next and final milestone from Serono for the terminated Emfilermin infertility project, and this resulted in licence and royalty revenue of $2.1m.

The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year with Avexa Limited (Avexa) being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Further details are provided under the heading of Corporate Structure.

The return on invested funds under management for the year of $5,317,000 represents an improvement of $1,192,000 over the previous year and reflects a strong performance by both fund managers for the year within the clearly defined risk investment parameters imposed by the Company's treasury policy.

The continuing focus on cost control and prioritisation of research and development expenditure resulted in a further reduction in overall costs comparable to the prior period. A summary of the status and development of the project portfolio is provided below.

Drug development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 Antibody – A new approach to treating asthma

Amrad's IL-13 receptor antibody project is partnered with Merck which is responsible for all clinical development and marketing. Initial development is focused on asthma, however consideration is being given to additional indications. As announced by Amrad in August 2005, Merck has selected an optimised lead therapeutic antibody for full preclinical development.

In a deal worth potentially US$112 million plus royalties, Amrad received US$5 million on signing the agreement with Merck in June 2003 and to date has received a further US$9 million in milestone payments, bringing the total received to date to US$14 million.

Project: GM-CSFR antibody – A new treatment for rheumatoid arthritis

Amrad's GM-CSF receptor antibody project is partnered with Cambridge Antibody Technology (CAT) on a 50/50 cost/profit share basis. Under the terms of the collaboration Amrad and CAT intend to co-develop an antibody against the GM-CSF receptor until the end of Phase II clinical trials. Excellent progress has been made and a lead antibody (designated CAM-3001) has been selected. Preliminary safety studies have commenced and scale-up of production ahead of formal preclinical studies is underway.

Project: VEGF-B antagonists - A novel approach to the treatment of cancer and inflammation

Amrad and the Ludwig Institute for Cancer Research recently strengthened their pre-existing collaboration to better coordinate research, development and commercialisation activities in relation to VEGF-B. Antibodies against VEGF-B are presently being assessed in animal models of cancer and Rheumatoid Arthritis (RA) in order to demonstrate their therapeutic utility prior to progressing the project into development.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Project: VEGF-B gene and protein therapies – A new treatment for cardiovascular disease

Amrad has already generated substantial evidence supporting the potential application of VEGF-B gene and protein in vascular disease and is presently strengthening this data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

Suppressors of cytokine signalling (SOCS) – A new strategy for the modulation of cytokine signalling

Amrad's SOCS research program has clearly defined the function and biological importance of the SOCS family of proteins and has validated a number of the SOCS proteins as important therapeutic targets. Amrad has identified a number of compounds from screening assays as potential inhibitors of SOCS proteins and these compounds are being reviewed as potential leads for the development of drug candidates. In addition, Amrad is currently evaluating various therapeutic RNA interference strategies for their ability to effectively control SOCS expression.

In order to maximise the value of the Company's key SOCS targets, Amrad is actively seeking a collaborative relationship with a partner possessing expertise that can build on Amrad's in-house skills, in particular in the areas of therapeutic RNA interference technology and related delivery strategies.

Capital structure

During the financial year the Company continued and concluded its on-market share buy back. Under the requirements of such a scheme the Company is only allowed to acquire and cancel up to 10% of its own shares in a 12 month period. During the financial year, 3,323,673 shares were acquired and subsequently cancelled at an aggregate cost of $1,692,713 and average buy back price of $0.509 per share, thereby reducing the share capital on issue at the end of the financial year from an opening figure of 128,500,000 shares to 125,176,327 shares and $136,450,714 (2004: $147,743,427). There has been no share capital activity since the reporting date and up to the date of this report.

Corporate Structure

Amrad Corporation Limited is a company limited by shares that is incorporated and domiciled in Victoria, Australia. Amrad Corporation Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure.


Amrad Corporation Limited
All subsidiaries are 100% owned
Amrad Developments Pty Ltd
Lessor of fixed assets
Amrad Operations Pty Ltd
R&D Operating entity
Burnley Property Pty Ltd
Non-trading former property holder

Avexa Limited was a wholly owned entity on 1 July 2004 but was subsequently demerged effective from 7 September 2004. The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year culminating in Avexa being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Avexa losses of $722,766 have been consolidated during the period of 100% ownership and control and are non-recurring losses.

Amrad retained an initial 19.99% investment in Avexa at a cost of $4,800,000 and invested a further $1 million as part of an Avexa capital raising. Amrad's post capital raising holding in Avexa is 21,062,000 shares representing 15.27% of issued share capital acquired at a total cost of $5.8 million. As at 30 June 2005, an expense and provision of $2,746,010 have been recorded against the cost of the investment to reflect the market value of the shares at that date of $0.145.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Directors

The directors of the Company at any time during or since the end of the financial year are:

Name, qualification and independence status	Age	Experience and special responsibilities	Listed company directorships in past three years & period held
Mr I R Davis Chairman and Non-Executive Director	59	Non-executive director and Deputy Chairman appointed on 22 April 2005. Appointed Chairman, a member of the Audit Committee and Chair of the Corporate Governance and Nominations Committee on 19 May 2005.	MaxiTrans Industries Ltd - Chairman since 1994 Circadian Technologies Ltd -Director from 1985 to 26 April 2005 Central Equity Ltd - Director since December 2003 Baxter Group Ltd - Director since December 2004
Mr J A C MacKenzie Non-Executive Director	53	Non-executive director appointed on 22 April 2005. Appointed a member of the Audit Committee on 19 May 2005.	Mirvac Group – Director since January 2005 James Fielding Group – Director from May 2001 to January 2005 Medaire Inc – Director from May 2004 to July 2005 Child Care Centres of Australia Ltd – Director from August 2002 to July 2004-
Ms H A Cameron MBA, BSc, FTCL Independent Non-Executive Director	51	Non-executive director since 18 December 1997. Chair of Audit Committee and member of Corporate Governance and Nominations Committee.	Avexa Limited – Director since 6 May 2004 and Chairman from 6 May 2004 to 7 September 2004
Prof S Itescu MBBS Hons, FRACP, FACP, FACR Non-Executive Director	48	Non-executive director appointed on 17 July 2003. Appointed a member of Corporate Governance and Nominations Committee on 17 July 2003.	Mesoblast Limited - Director since 8 June 2004 Ambri Limited - Director since 18 September 2003

- Dr P M Smith resigned as Chief Executive Officer and executive director on 19 May 2005. Dr Smith worked a period of notice which concluded on 1 July 2005.
- Mr R W Moses retired as Chairman and non-executive director on 19 May 2005.
- Non-executive director Mr O B O'Duill retired by rotation at the Company's Annual General Meeting held on 21 October 2004.
- Non-executive director Mr G R Kaufman resigned on 22 April 2005.

Company Secretary

Ms R M Fry (LLB., GDLP(SA)) has been the Company Secretary of Amrad Corporation Limited since 4 May 1999. Prior to holding this position Ms Fry held the role of Corporate Counsel and in November 2000 was appointed as the Company's General Counsel & Company Secretary.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

	Board Meetings		Audit Committee Meetings		Corporate Governance & Nominations Committee Meetings	
Current	Attended	Held (ii)	Attended	Held (ii)	Attended	Held (ii)
Mr I R Davis (i)	3	5	1	1	1	1
Mr J A C MacKenzie	5	5	1	1		
Ms H A Cameron	17	18	4	4	1	1
Prof S Itescu	13	18			1	1
Former						
Mr R W Moses	15	15				
Dr P M Smith	15	15				
Mr O B O'Duill	4	4				
Mr G R Kaufman	13	13	3	3		

(i) Mr Davis was granted a leave of absence for the two meetings not attended during his period of office.

(ii) Represents the number of meetings held during the time that the director held office. Appointment and retirement dates are provided in the "Directors" table above.

Throughout the financial year Ms H A Cameron was Chair of the Board Audit Compliance and Risk Management Committee (referred to throughout this financial report as the Audit Committee) the role of which is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report. Mr G R Kaufman was a member of this Committee until 22 April 2005. Mr I R Davis and Mr J A C MacKenzie were appointed to the Committee on 19 May 2005.

From the commencement of the financial year to 19 May 2005 Mr R W Moses was Chair of the Corporate Governance and Nominations Committee, the role of which is to review and provide advice to the Board of Directors on corporate governance matters and to review the mix of skills of the Board of Directors and conduct the process of searching for new directors. Mr I R Davis was appointed Chair of this Committee on 19 May 2005. Prof S Itescu was a member of this Committee throughout the financial year.

Directors' interests

The relevant interest of each director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, as at the date of this report is shown in the following table.

Shares acquired under the Plan as disclosed in the following table have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined.

	The Company	
	Ordinary Shares	Ordinary shares acquired under the Plan
	Number	Number
Mr I R Davis	200,000	-
Mr J A C MacKenzie	50,000	-
Prof S Itescu	-	34,253
Ms H A Cameron	-	28,325

The Plan in the above table refers to the former Non-Executive Director Share Plan described in detail in the Remuneration Report. The Plan was only applicable to non-executive directors. There are no options on issue to non-executive directors.

Dividends

The directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

Environmental regulation

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Significant changes in the state of affairs

Other than the impact of the demerger of Avexa Limited as detailed in Note 31 to financial statements, there have been no significant changes in the state of affairs of the Company or the consolidated entity during the financial year under review.

Events subsequent to reporting date

On 15 August 2005 the Company announced the appointment of Dr Andrew Nash as CEO. 400,000 options to acquire ordinary shares with an exercise price of $0.84 have been cancelled since reporting date and up to the date of this financial report. Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Likely developments

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Non-Audit Services

The following non-audit services were provided by the Company's auditor, KPMG during the financial year. The directors are satisfied that the provision of non-audit services is compatible with the general standard for independence imposed by the Corporations Act 2001 and with the Company's own Auditor Independence Policy. The nature and scope of each of the non-audit services provided means that auditor independence was not compromised.

KPMG received or are due to receive the following amounts for the provision of the following services:

Statutory audit services	$52,500
Tax compliance services	$23,450
Other assurance services	$14,500
Total	$90,450

Indemnification and insurance of officers

Indemnification

The Company has agreed to indemnify the following current directors of the Company, Mr I R Davis, Ms H A Cameron, Prof S Itescu and Mr J A C MacKenzie against liability arising as a result of a director acting as a director or other officer of the Company. The indemnity includes a right to require the Company to maintain directors and officers insurance that extends to former directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a director ceases to hold any position in the Company.

Insurance Premiums

Since the end of the financial year, the Company has paid insurance premiums in respect of Directors' and Officers' Liability insurance for current and former directors and officers including executive officers of the Company and directors and officers of the Company's controlled entities. The directors have not contributed to the payment of the policy premium. The policy prohibits disclosure of the premium.

The Directors' and Officers' Liability insurance policy covers the directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration forms part of the Directors' Report for the year ended 30 June 2005 and is set out on page 16.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and senior executives of the Company. Sections contained herein have been subject to audit unless otherwise noted.

A Directors' and senior executives' remuneration

The Corporate Governance and Nominations Committee, comprising non-executive directors of the Company, is responsible for making recommendations to the Board on remuneration policies and packages applicable to directors and senior managers of the Company and group executives of the consolidated entity. The broad remuneration policy for directors and senior management is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience. Incentives are provided to senior managers for the achievement of individual and strategic objectives with the broader view of creating value for shareholders.

B Fixed remuneration for employees

Fixed remuneration consists of a base remuneration package, which includes Fringe Benefits Tax calculated on any salary packaging arrangements and employer contributions to superannuation funds.

Fixed remuneration levels for staff are reviewed annually by the senior management group (being the executive officers listed in the table on page 9), referred to as the Amrad Management Group (AMG), through a process that considers the employee's personal development, the key performance indicators (KPIs) for the forthcoming year, industry benchmarks (wherever possible) and CPI data. Recommendations for staff are given by the AMG to the Chief Executive Officer (CEO) for approval.

KPIs are individually tailored by the AMG for every employee each year, and reflect an assessment of how that employee can fulfil their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year. KPIs and remuneration levels are set for the AMG by the CEO and for the CEO by the Board adopting the same process as that adopted for staff, with close alignment to each individual's role and responsibility within the organisation and in conjunction with the strategic objectives of the consolidated entity.

C Performance-linked remuneration

All employees other than non-executive directors may receive incentive payments and share options based on the achievement of specific goals related to (i) performance against individual KPIs as assessed by the AMG and (ii) the performance of the consolidated entity as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, movements in the Company's share price and deals concluded and also industry-specific factors relating to the advancement of the project portfolio, introduction of new projects to the portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

Employment contracts for staff other than middle management provide for incentive remuneration of up to 10% of their total fixed remuneration package (although higher incentive remuneration payments may be made at the Board's discretion). Typically incentive remuneration is split 50% on personal performance and 50% on Company performance.

The Board at its sole discretion determines the total amount of performance-linked remuneration payable as a percentage of the total annualised salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualised salary made for any employee not employed for the entire financial year). Once the Board has determined the total performance-linked remuneration payable across the Company, AMG members assess the performance of each individual staff member within their department, relative to that staff member's KPIs, and decide how much performance-linked remuneration should be paid to that person.

The AMG members have full discretion to award individual employees in excess of or less than the performance-linked remuneration percentage determined by the Board, dependent upon their assessment of the employee's performance for the financial year, provided that the overall amount payable within the AMG member's department remains within the stated percentage.

The CEO makes a recommendation annually to the Board in respect of incentive remuneration for the AMG based on the same principles and processes as those adopted for all staff.

The Board similarly reviews the performance of the CEO and resolves accordingly on the appropriate level of performance incentive to be paid. Contractual arrangements with the CEO for the financial year ended 30 June 2005 were that the CEO would be entitled to an incentive payment if the Board determined that the KPIs set for the CEO had been met. The performance year for the CEO prior to resignation was from 16 October 2004 to 15 October 2005. The amount of any incentive payment was contractually prescribed to be (i) between 1% and 25% of the fixed remuneration package for the CEO if some, but not all, of the KPIs had been met or (ii) between 25% and 50% of the base remuneration package if all of the KPIs had been met or exceeded.

Incentive payments are made before the end of August in the year following the financial year performance review period. The CEO in consultation with the AMG has the discretion to recommend the offer of options to acquire ordinary shares to any member of staff in recognition of exemplary performance. Such options are likely to vest immediately upon issue given that they are issued as a reward for past performance rather than as a long term incentive. Any issue of options proposed as incentive remuneration requires approval by the Board and is subject to the option limits imposed by the Corporations Act 2001.

Historically shares have also been issued as part of incentive payment arrangements under the Amrad Employee Share Ownership Plan however there has been no activity under this scheme in either of the last two financial years.

There is no absolute linkage between performance-linked remuneration and the Company's share price as a number of other factors are also taken into consideration, however share price movements are a key factor considered when assessing the Company performance component of performance-linked remuneration.

Both performance-linked and fixed remuneration are determined on an annual basis and so do not directly take into account personal and Company performance for periods before the 12 month period under consideration. However an individual's KPIs are set against the background of that individual's historical performance, and Company performance for a particular year is assessed against the background of the Company's performance in previous years; in this way the historical performance of both individuals and the Company is indirectly taken into account when fixing remuneration.

D Performance Management and Development System - unaudited

The consolidated entity adopts a Performance Management and Development System (PMDS) which is underpinned by the following mission statement for all employees:

- **Quality and Excellence**
  In our people and achievements
- **Honesty and Integrity**
  In all things we do
- **Ingenuity and Innovation**
  Thinking outside the square
- **Commitment and Perseverance**
  To achieve the objectives
- **Entrepreneurship**
  Exploiting opportunities

The objectives of the PMDS are as follows:

- Improvement of the quality of work, efficiency and productivity of all staff through continual skills improvement and through gaining new skills and knowledge.
- Recognition of current skills held against identified core competencies.
- Development and implementation of training plans relevant to Amrad's business needs.
- Identification of career streams for all employees, outlining their progression from current skills levels as training and "on-the-job" learning is implemented.
- Development of a training/development process that provides "mobility" of skills that supports sound succession planning processes.

At the beginning of each financial year, individual and team performance for the previous year is assessed for every employee by their line manager and new objectives set for the forthcoming year. These objectives include department and project specific objectives together with individual stretch objectives, challenging, realistic and personal development objectives tailored to the employee's role within the organisation. Measurement, management support, target dates and training course requirements are all set. Progress against the objectives is reviewed during the year and percentage achievement concluded at the end of the year, whereupon the cycle recommences. The outputs of this process form the basis of the assessment of the individual's personal incentive remuneration.

E Contractual arrangements

The following contractual arrangements exist in respect of each executive employed by the consolidated entity under a contract as at 30 June 2005. An objective of the Corporate Governance and Nominations Committee for the forthcoming year is to standardise the terms and conditions of employment for the AMG which to date, have been subject to individual negotiations and therefore contain a number of inconsistencies across the management group.

None of the following executive officers is employed under a fixed term contract. Each contract is terminable by either the employee or the employer by the giving in writing of the notice period as stated.

Director	Employed under Contract	Period of notice under contract	Termination payments under contract
Executive Officers (excluding directors)			
The Company			
Current			
Ms R M Fry (Company Secretary)	Yes	3 months	None
Mr A M Boyd	Yes	3 months	None
Consolidated			
Current			
Ms R M Fry (Company Secretary)	Yes	3 months	None
Mr A M Boyd	Yes	3 months	None
Dr P L C Keep	Yes	1 month	None
Dr A D Nash	Yes	1 month	None
Dr D E Crump	Yes	1 month	None

F Long Term Incentive

From time to time Board approval may be sought for the issue of options to acquire ordinary shares to staff and the AMG as a means of providing a long term incentive for performance and loyalty. Any such options are issued under the Amrad Key Employee Share Option Plan (KESOP).

Historically options issued under the KESOP have had performance hurdles attached however for the options issued over the last two years, the setting of an exercise price significantly higher than the market share price has been the effective performance hurdle adopted by the Board in setting the option parameters.

In order to give the incentive a medium to long term impact, the options have a five year life and a vesting profile as follows:

- nil vesting within twelve months of issue
- 40% vesting between one and two years of issue
- 20% vesting between two and three years of issue
- 20% vesting between three and four years of issue
- 20% vesting between four and five years of issue

G Other benefits

In addition to the fixed and at-risk remuneration, the Company provides salary continuance cover for its permanent employees engaged in more than 20 hours work per week and pays the administration fees for employees participating in the Aon Master Trust superannuation fund. The Company made a historical commitment to provide insurance for salary packaged motor vehicles and whilst this practice ceased in the 2003 financial year, the Company continues to honour its insurance commitment for the four remaining vehicles that were subject to salary packaging arrangements at the time of cessation of this benefit. The finance lease and associated insurance commitment for each of these vehicles expires during the 2006 financial year.

The value for Other Benefits in the remuneration tables represents the value of motor vehicle costs salary packaged by the executive.

H Director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount approved by shareholders is then divided between the directors as agreed by the Board. The latest determination was at the 2003 Annual General Meeting when shareholders approved an aggregate remuneration not exceeding $500,000 per annum.

Non-executive directors do not receive performance related remuneration and the structure of non-executive director and senior management remuneration is separate and distinct. Non-executive directors do not have contracts of employment but are required to agree to be bound by the Board policies of Amrad Corporation Ltd. These Board policies do not prescribe how remuneration levels for non-executive directors are modified from year to year. Remuneration levels are reviewed by the Board each year taking into account cost of living changes, changes to the scope of the roles of the directors, and any changes required to meet the principles of the overall Board policies.

Directors' base fees are currently $50,000 per annum with $100,000 for the role of Chairman. Additional remuneration for the Chairman of the Board Audit Compliance and Risk Management Committee is $10,000 per annum with $5,000 for members of that committee whereas the figures are $6,000 and $3,000 respectively for the Corporate Governance and Nominations Committee.

I Directors' and Executive Officers' remuneration tables

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the named officers of the Company and the consolidated entity receiving the highest remuneration for the period that the director or officer held that position during the current financial year and comparative year are shown in the following tables.

There has been no exercise of options during either financial year. There is no component of the values recorded in the following tables under the heading "Shares and Options issued" that relates to options that have lapsed during the financial year.

Amounts recorded under the heading of "Bonus/Incentive" represent at-risk components of remuneration and relate to individual and Company performance for the previous financial year but awarded in the ensuing financial year.

Amounts recorded for directors under the "Shares and Options issued" column represent shares acquired under the Non-Executive Director Share Plan details of which are provided later in this report.

Details of the consolidated entity's policy in relation to the proportion of remuneration that is performance related are provided earlier in this report. For the individuals named in the Directors' and Executive Officers' remuneration tables, details of their service contracts are provided earlier in this report.

Remuneration in the following tables is provided for the full financial year unless otherwise stated. Undisclosed insurance premiums paid by the Company for Directors' and Officers' Liability insurance have not been allocated against individual directors and officers.

Dr Smith resigned as a director and CEO on 19 May 2005 but served a period of notice that ended on 1 July 2005. Remuneration for Dr Smith is recorded in the following 2005 remuneration table as an executive director for the period from 1 July 2004 to 19 May 2005 and as an executive officer from 20 May 2005 to 30 June 2005. The incentive payment and fair value of options issued to Dr Smith have both been recorded wholly as remuneration in the capacity of executive director whilst the percentage remuneration applicable to incentives and options pertain to Dr Smith's entire remuneration for the year. In July 2005 and in accordance with his contract of employment, Dr Smith received a payment in lieu of notice covering the period from 1 July 2005 to 18 November 2005 of $139,578 and an incentive payment for performance to 19 May 2005 of $53,087. These amounts have been accrued in the 2005 financial year but have been excluded from the remuneration table given that his tenure as an executive officer did not end until 1 July 2005.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

2005:

	Primary			Post employment	Equity compensation	Other compensation	
	Base Remuneration (salary and fees)	Non-cash benefits	Bonuses / incentives (2)	Super-annuation benefits	Shares and Options issued (3)	Termination and Retirement Benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (resigned 19 May 2005) (ii)	71,241	-	-	19,745	14,926	-	105,912
Mr I R Davis (appointed 22 April 2005)	16,682	-	-	1,501	-	-	18,183
Mr O B O'Duill (retired 21 October 2004)	13,673	-	-	1,367	1,519	-	16,559
Ms H A Cameron	58,417	-	-	5,670	4,583	-	68,670
Prof S Itescu	43,833	-	-	3,945	9,167	-	56,945
Mr J A C MacKenzie (appointed 22 April 2005)	10,077	-	-	907	-	-	10,984
Mr G R Kaufman (resigned 22 April 2005)	37,500	-	-	3,375	8,333	-	49,208
Executive							
Dr P M Smith (iii)	253,700	27,023	32,500 (8.0%)	34,867	55,758 (13.8%)	-	403,848
	505,123	***27,023***	***32,500***	***71,377***	***94,286***	**-**	***730,309***
Executive Officers (excluding directors)							
The Company (1)							
Dr P M Smith	32,989	3,887	-	4,534	-	-	41,410
Current							
Ms R M Fry	149,044	19,115	26,363 (12.3%)	18,798	36,218 (14.5%)	-	249,538
Mr A M Boyd	129,745	19,011	31,544 (14.6%)	36,000	13,546 (5.9%)	-	229,846
Consolidated							
Current							
Dr P L C Keep	139,716	19,160	-	30,432	15,684 (7.6%)	-	204,992
Dr A D Nash (i)	158,994	25,331	26,584 (11.8%)	14,422	26,159 (10.4%)	-	251,490
Dr D E Crump	118,498	29,086	-	20,000	15,684 (8.5%)	-	183,268
	728,986	**115,590**	**84,491**	**124,186**	**107,291**		**1,160,544**

(1) The Company only employed these two persons during the financial year in an executive officer capacity. Executive Officer titles are disclosed on page 13.

(2) Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance related.

(3) *Figures in brackets represent value of options as a percentage of total remuneration.*

(i) Chief Scientific Officer to 19 May 2005 and Interim Chief Executive Officer from 20 May 2005.

(ii) Subsequent to reporting date, a payment of $43,137 was made to Mr Moses in accordance with a resolution made by the Board in respect of entitlements accrued to Mr Moses during the period of operation of the former Directors' Retirement Allowance.

(iii) Refer to the previous page in respect of former CEO Dr Smith's termination benefits.

2004:

	Primary			Post employment	Equity compensation	Other compensation	
	Base Remuneration (salary and fees)	Non-cash benefits	Bonuses / incentives (2)	Super-annuation benefits	Shares and Options issued (3)	Termination and Retirement Benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (i)	51,760	-	-	15,510	13,952	-	81,222
Mr O B O'Duill	60,000	-	-	6,000	6,667	-	72,667
Prof J Mills (ii)	15,516	-	-	1,710	3,484	166,036 (iv)	186,746
Ms H A Cameron	58,000	-	-	5,670	5,000	-	68,670
Prof S Itescu	41,236	-	-	3,711	9,570	-	54,517
Mr G R Kaufman	44,926	-	-	4,043	7,802	-	56,771
Executive							
Dr P M Smith (i)	223,019	-	-	26,468	-	-	249,487
Dr S N Webb (i)	7,210	60,600	67,725 (7.6%)	5,868	89,467 (9.1%)	749,156	980,026
Mr R W Moses (i)	89,000	-	-	-	-	-	89,000
	590,667	**60,600**	**67,725**	**68,980**	**135,942**	**915,192**	**1,839,106**
Executive Officers (excluding directors)							
The Company (1)							
Current							
Ms R M Fry	143,453	18,096	37,754 (15.6%)	42,979	28,477 (10.5%)	-	270,759
Mr A M Boyd	138,786	6,337	10,452 (5.5%)	33,814	-	-	189,389
Consolidated							
Current							
Dr J A V Coates (iii)	173,888	19,170	77,266 (27.4%)	12,000	16,883 (5.6%)	-	299,207
Dr P L C Keep	126,567	18,504	68,771 (27.4%)	36,754	15,684 (5.9%)	-	266,280
Dr A D Nash	140,208	23,031	66,587 (27.4%)	12,486	16,483 (6.4%)	-	259,155
Dr D E Crump	125,548	26,780	56,325 (24.2%)	24,223	15,684 (6.3%)	-	248,560
Dr S W Cox (iii)	124,079	22,659	59,669 (27.4%)	11,001	15,684 (6.7%)	-	233,092
Dr J J Chick (iii)	109,613	24,528	10,000 (6.5%)	10,814	7,946 (4.9%)	-	162,901
	1,082,142	**159,105**	**386,824**	**184,431**	**116,841**	**-**	**1,929,343**

(1) The Company only employed these two persons during the financial year in an executive officer capacity. Executive Officer titles are disclosed on page 13.

(2) Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance related.

(3) Figures in brackets represent value of options as a percentage of total remuneration.

(i) Following the resignation on 8 July 2003 of former Managing Director Dr Webb, Mr Moses was appointed as Interim Chief Executive Officer until the appointment of Dr Smith as Chief Executive Officer. Remuneration for the period while Mr Moses was Interim Chief Executive Officer has been reflected under the Executive heading and the remainder of Mr Moses' remuneration for the year has been reflected as Non-executive director remuneration.

(ii) Prof Mills resigned on 15 October 2003, Dr Webb resigned on 8 July 2003 and Dr Smith was appointed on 16 October 2003.

(iii) 2004 specified executives Drs Coates (former Chief Scientific Officer), Cox (former Head of Virology) and Chick (former Business Development Manager) transferred their employment from Amrad Operations Pty Ltd to Avexa Limited effective on 1 July 2004.

(iv) The Company formerly conducted a Directors' Retirement Allowance scheme which permitted payment to non-executive directors upon their retirement. The amount of the payment was dependent upon the length of service of the director and the amount of remuneration paid to the director. An amount of $166,036 was paid to Prof J Mills upon his retirement during the reporting period in accordance with contracted arrangements. Further details of the scheme are provided in Note 28.

J Analysis of bonuses and incentive payments included in remuneration - unaudited

All amounts recorded in the Directors' and Executive Officers' remuneration tables under the heading of "Bonuses / Incentives" are for performance for the previous financial year as determined in accordance with the PMDS. The remuneration is by way of payroll payment prior to the end of August following the year under review and is therefore fully vested in nature.

K Analysis of share-based payments granted as remuneration - unaudited

Details of the vesting profile of the options granted as remuneration during the financial year to each applicable person in the Directors' and Executive Officers' remuneration tables is detailed below.

Executives	**Options granted**		**% Vested in year**	**Forfeited in year**	**Financial years in which grant vests**	**Value yet to vest in $**
	Number	Date				
Executive Director						
Dr P M Smith	400,000	19 Jan 2005	100%	-	2005	-
	600,000	16 Oct 2004	33.3%	-	2005-2010	58,622 #
Company executives						
Ms R M Fry	50,000	21 Feb 2005	100%	-	2005	-
Mr A M Boyd	50,000	21 Feb 2005	100%	-	2005	-
	150,000	21 Feb 2005	Nil	-	2006-2009	23,222
Consolidated entity executives						
Dr A D Nash	50,000	21 Feb 2005	100%	-	2005	-
	50,000	21 Feb 2005	Nil	-	2006-2009	7,741

\# This figure includes an amount of $47,008 which relates to 400,000 unvested options which expired on 1 July 2005 being the termination date of Dr Smith's employment.

L Analysis of movements in options - unaudited

The only movement during the reporting period, by value, of options over ordinary shares in Amrad issued during the year to each Company director and each of the five named Company and relevant group executives as applicable is detailed below.

Executive	**Title**	**Granted in year (A)** $	**Exercised in Year (B)** $	**Forfeited in year (C)** $	**Total option value** $
Dr P M Smith	Chief Executive Officer (to 19 May 2005)	114,380	-	-	114,380
Ms R M Fry	General Counsel & Company Secretary	7,741	-	-	7,741
Mr A M Boyd	Director, Finance and Administration	30,962	-	-	30,962
Dr A D Nash	Chief Scientific Officer to 19 May 2005; Interim Chief Executive Officer from 20 May 2005.	15,482	-	-	15,482
Dr P L C Keep	Director, Intellectual Property	-	-	-	-
Dr D E Crump	Medical Director	-	-	-	-

(A) The value of options granted during the financial year is calculated using a binomial model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.

(B) The value of options exercised during the financial year is the market price of the Company's shares at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

(C) The value of the options that lapsed during the financial year represents the benefit foregone.

M Fair value of options

The fair value of the options granted to executive directors and officers in the above tables have been calculated at grant date using a binomial valuation model that takes into account the performance hurdles and vesting period related to those options. The value as disclosed is the portion of the fair value of the options allocated to this reporting period in accordance with the vesting profile of the options. The following factors and assumptions have been used in determining the fair value on grant date. Comparative information has not been restated as market conditions were already included in the prior year valuation.

Grant date	Expiry date	Fair value per option	Exercise price	Share price on grant date (1)	Risk free interest rate	Estimated volatility (2)	Dividend yield
4 Dec 2000	4 Dec 2005	$0.65	$0.84	$0.65	6.95%	56%	Nil
6 Aug 2001	6 Aug 2006	$0.72	$0.86	$0.51	6.26%	56%	Nil
13 Dec 2001	13 Dec 2006	$1.04	$0.88	$0.76	5.64%	56%	Nil
31 Mar 2004	31 Mar 2009	$0.16	$0.84	$0.52	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	$0.84	$0.54	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	$0.84	$0.54	5.25%	44%	Nil
16 Oct 2004	16 Oct 2007	$0.08	$0.84	$0.47	5.25%	44%	Nil
19 Jan 2005	19 Jan 2010	$0.13	$0.84	$0.47	5.25%	44%	Nil

(1) The Amrad share price has been adjusted where applicable to reflect the demerger of 26.58% of value to Avexa Limited.

(2) The estimated volatility of options granted in the current financial year has been based on the Amrad share price from the delisting of Avexa Limited through to the end of the 2005 financial year. It is considered that the share price prior to this point is not indicative of share price volatility. The complexity associated with differing pipelines and projects, funding status, tainting through history etc render any comparison to other entities even within the same business sector meaningless. The only meaningful statistic relevant to the Amrad share price volatility for the current issues of options is considered to be Amrad performance since the 7 September 2004 demerger of Avexa Limited.

N Non-Executive Directors Share Plan

The value of shares granted to non-executive directors represents amounts set aside by way of salary sacrifice under the Non-Executive Directors Share Plan (the Plan) to acquire ordinary shares in the Company. Under the terms of the Plan, which was terminated in accordance with a resolution of the Board of Directors on 19 May 2005, shares were purchased on market using the funds progressively salary sacrificed and issued to the non-executive director within four to six weeks after the release of the announcement of the Company's half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The value of shares acquired by non-executive directors represents the purchase price of the shares acquired. Shares acquired under the Plan have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined.

O Options granted to directors and senior executives

The Board acting within the constraints imposed by the Corporations Act 2001 has the discretion to offer options to staff to acquire shares in the Company and may resolve to do so under the terms and conditions of the Amrad Key Employee Share Option Plan. There were 1,550,000 options over unissued ordinary shares granted during the financial year, being 1,000,000 to directors (provided to the CEO following approval at the October 2004 Annual General Meeting) and 550,000 to senior executives of the consolidated entity as part of their remuneration.

The exercise price for all options issued during the financial year was $0.84. The expiry date for the options issued to executive officers is 1 July 2009 and of these options 250,000 vested immediately upon issue with the remainder vesting 40% on 1 July 2005, and 20% on each 1 July anniversary thereafter. 400,000 of the 1,000,000 options issued to the former CEO were exercisable immediately and expire on 19 January 2010. The balance of 600,000 options issued to the former CEO were parcels of 200,000 options exercisable within three years of 16 October 2004, 16 October 2005 and 16 October 2006 respectively. Both parcels of 200,000 options exercisable within three years of 16 October 2005 and 16 October 2006 were cancelled effective 1 July 2005.

P Unissued shares under option

677,500 (2004: 2,011,000) options with various exercise prices and expiry dates were cancelled during the financial year due to expiry or employee termination. A further 400,000 (2004: 441,000) options with an exercise price of $0.84 issued to former CEO Dr Smith have been cancelled since the reporting date such that at the date of this report, unissued ordinary shares of the Company under option were as shown in the following table.

Subsequent to reporting date an offer of 1,000,000 options was made and accepted, comprising an offer of 200,000 options to acquire ordinary shares to each of the five members of the AMG. The options have a five year term, an exercise price of $0.62 that represents a 25% premium to the weighted average trading price of the Company's shares for the five days leading up to the 8 August 2005 issue date. The options were issued for no consideration and are exercisable 40% upon issue with a further 20% on each of 1 July 2006, 1 July 2007 and 1 July 2008.

Historical options granted prior to 1 January 2003 to the executive director and officers are subject to specified performance criteria in accordance with the Company's Key Employee Share Option Plan. Options granted after 1 January 2003 adopt a higher than market exercise price as the effective performance hurdle. Subject to the Plan Rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Number of Options	Exercise Price	Expiry Date	Grant Date
970,000	$0.84	4 Dec 2005	4 Dec 2000
210,000	$0.86	6 Aug 2006	6 Aug 2001
250,000	$0.73	14 Nov 2006	14 Nov 2001
500,000	$1.28	30 Nov 2006	30 Nov 2001
500,000	$2.02	30 Nov 2006	30 Nov 2001
650,000	$0.88	13 Dec 2006	13 Dec 2001
50,000	$0.34	23 Jan 2008	23 Jan 2003
406,650	$0.84	31 March 2009	31 Mar 2004
550,000	$0.84	30 June 2009	21 Feb 2005
200,000	$0.84	16 Oct 2007	16 Oct 2004
400,000	$0.84	19 Jan 2010	19 Jan 2005
1,000,000	$0.62	8 August 2010	8 August 2005
5,686,650			

Q Alteration to option terms

The exercise prices of all options on issue as at the 7 September 2004 effective date of the demerger of Avexa Limited were reduced by a factor of 26.58% to reflect the corresponding transfer of value from Amrad Corporation Limited to Avexa Limited as calculated by the share price relativities over the first five days of trading of Avexa Limited securities following listing on the ASX on 23 September 2004. Other than this exercise price adjustment, there has been no other amendment to the terms and conditions of options on issue during the financial year.

R Shares issued on exercise of options

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

S Consequences of performance on shareholder wealth - unaudited

In considering the Company's performance and benefits for shareholders wealth, the Board has regard to a broad range of factors, some of which are financial and others of which relate to the scientific progress on the Company's projects, relationship building with research institutions, projects introduced, staff development etc. The Board has some but not absolute regard to the Company's result and cash consumption for the year. It does not utilise earnings per share as a performance measure nor does it contemplate consideration of any dividends in the short to medium term given that all efforts are currently being expended to build the business and establish self-sustaining revenue streams. The Company is of the view that any adverse movement in the Company's share price should not be a punitive factor in assessing the performance of individuals other than the CEO for whom it is included within the overall measure of performance against individual objectives.

Dated at Melbourne this 29th day of August, 2005. This report is made with a resolution of the directors.

Mr I R Davis,(Chairman)

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001.

To the Directors of Amrad Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2005, there have been:

(i) No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) No contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

B W Szentirmay
Partner

Melbourne

29 August 2005

STATEMENTS OF FINANCIAL PERFORMANCE for the year ended 30 June 2005

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statements of financial performance		Consolidated		Company	
for the year ended 30 June 2005	Note	**2005**	2004	**2005**	2004
		$000	$000	**$000**	$000
Licence fee and royalty revenue		**8,300**	9,764	**1,500**	1,500
Other revenues from ordinary activities		**7,712**	6,682	**18,363**	15,958
Total revenue from ordinary activities	2	**16,012**	16,446	**19,863**	17,458
Licence fee and royalty payments	3(a)	**(1,149)**	(2,114)	**-**	-
Contract research and development costs	3(a)	**(4,421)**	(2,845)	**-**	-
Raw materials and consumables used		**-**	(459)	**-**	-
Employee expenses:					
- Termination expenses in respect of former CEO / Managing Director		**(140)**	(918)	**(140)**	(918)
- All other employee expenses		**(4,585)**	(5,707)	**(1,875)**	(2,061)
Depreciation and amortisation expenses	3(b)	**(542)**	(692)	**(173)**	(186)
Carrying value of plant and equipment sold		**(11)**	-	**(11)**	(3)
Borrowing costs	3(b)	**-**	-	**(1,986)**	(1,636)
Amounts transferred to provision for doubtful loans to controlled entities	3(b)	**-**	-	**(14,066)**	(9,261)
Demerger costs		**-**	(878)	**-**	(878)
Other expenses from ordinary activities	3(c)	**(4,763)**	(6,356)	**(2,821)**	(3,412)
Write down of investment in listed entity	31	**(2,023)**	-	**(2,746)**	-
Profit / (loss) from ordinary activities before related income tax expense		**(1,622)**	(3,523)	**(3,955)**	(897)
Income tax expense relating to ordinary activities	5(a)	**-**	-	**-**	(7,494)
Net profit / (loss) attributable to members of the parent entity		**(1,622)**	(3,523)	**(3,955)**	(8,391)
Net revenues, expenses and valuation adjustments attributable to members of Amrad Corporation Limited recognised directly in equity	31	**2,400**	-	**2,400**	-
Total changes in equity from non-owner related transactions attributable to members of Amrad Corporation Limited	18	**778**	(3,523)	**(1,555)**	(8,391)
Basic earnings per share (ordinary shares)	21	**(1.3)**	(2.4)		
Diluted earnings per share (ordinary shares)	21	**(1.3)**	(2.4)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 20 to 45.

STATEMENTS OF FINANCIAL POSITION as at 30 June 2005

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statements of financial position		Consolidated		Company	
as at 30 June 2005	Note	**2005**	2004	**2005**	2004
		$000	$000	**$000**	$000
Current assets					
Cash assets	8	**2,152**	2,303	**1,677**	1,991
Receivables	9	**335**	5,579	**258**	2,876
Other financial assets	10	**49,575**	57,658	**49,575**	57,658
Other	11	**150**	168	**17**	148
Total current assets		**52,212**	65,708	**51,527**	62,673
Non-current assets					
Receivables	9	**197**	286	**-**	-
Other financial assets	10	**3,054**	-	**4,704**	1,650
Property, plant and equipment	12	**1,173**	1,368	**535**	592
Deferred tax assets	5(b)	**-**	-	**-**	-
Total non-current assets		**4,424**	1,654	**5,239**	2,242
Total assets		**56,636**	67,362	**56,766**	64,915
Current liabilities					
Payables	13	**1,567**	1,164	**443**	445
Provisions	15	**816**	989	**427**	669
Other	16	**500**	913	**500**	913
Total current liabilities		**2,883**	3,066	**1,370**	2,027
Non-current liabilities					
Interest-bearing liabilities	14	**-**	-	**39,595**	34,251
Provisions	15	**100**	129	**30**	19
Total non-current liabilities		**100**	129	**39,625**	34,270
Total liabilities		**2,983**	3,195	**40,995**	36,297
Net assets		**53,653**	64,167	**15,771**	28,618
Equity					
Contributed equity	17	**136,451**	147,743	**136,451**	147,743
Accumulated losses	18	**(82,798)**	(83,576)	**(120,680)**	(119,125)
Total equity		**53,653**	64,167	**15,771**	28,618

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 20 to 45.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statements of cash flows		Consolidated		Company	
for the year ended 30 June 2005	Note	**2005**	2004	**2005**	2004
		$000	$000	**$000**	$000
Cash flows from operating activities					
Cash receipts in the course of operations		**10,206**	12,975	**2,834**	3,620
Cash payments in the course of operations		**(14,342)**	(25,938)	**(5,047)**	(16,378)
Interest received		**258**	597	**62**	476
Net cash (used in) operating activities	20	**(3,878)**	(12,366)	**(2,151)**	(12,282)
Cash flows from investing activities					
Payment for investment in Avexa Limited		**(5,800)**	-	**(5,800)**	-
Funds demerged to Avexa Limited		**(7,200)**	-	**(7,200)**	-
Payments for property, plant and equipment		**(358)**	(203)	**(127)**	(94)
Payment for transfer of employee entitlements at book value to Avexa Limited		**(86)**	-	**(33)**	-
Proceeds from sale of property, plant and equipment		**10**	2	**10**	2
Proceeds from sale of investment in land and buildings in a prior year		**3,000**	3,000	**3,000**	3,000
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entities		**2,454**	2,272	**-**	-
Net cash provided by / (used in) investing activities		**(7,980)**	5,071	**(10,150)**	2,908
Cash flows from financing activities					
Net cash transferred (to) / from funds under management		**13,400**	(23,900)	**13,400**	(23,900)
Net cash received from controlled entities to fund working capital		**-**	-	**280**	1,969
Net cash outlay on share buy back		**(1,693)**	(1,685)	**(1,693)**	(1,685)
Release of term deposit		**-**	850	**-**	850
Net cash provided by / (used in) financing activities		**11,707**	(24,735)	**11,987**	(22,766)
Net (decrease) in cash held		**(151)**	(32,030)	**(314)**	(32,140)
Cash at the beginning of the financial year		**2,303**	34,333	**1,991**	34,131
Cash at the end of the financial year	8	**2,152**	2,303	**1,677**	1,991

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 20 to 45.

INDEX TO NOTES TO THE ACCOUNTS

1 Statement of significant accounting policies

The significant accounting policies which have been adopted in the preparation of this financial report are:

a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of assets. These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year except as otherwise stated.

b) Principles of consolidation

The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

R&D revenues
Licence fee, milestone payments and royalty income are recognised as they are earned in accordance with contractual arrangements. Milestone payments are only recognised as revenue upon third party confirmation of completion of the performance requirement.

Sale of goods
Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the control of goods passes to the customer.

Interest revenue
Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Funds under Management portfolio
Net movements in the market values of funds under management are recognised as revenues or expenses, as appropriate.

Government grants
Revenue from government grants is recognised as the consolidated entity becomes entitled to receive monies.

c) Revenue recognition (continued)

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal, including all incidental costs of disposal.

Other revenues

Rental income from operating leases is recognised on a straight line basis over the term of the lease.

d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the Australian Taxation Office (ATO) are classified as operating cash flows.

e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

f) Derivatives

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge foreign exchange risk as appropriate. Derivative financial instruments are not held for speculative purposes.

Hedges

Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services, gains and losses on the hedge arising up to the date of the anticipated transaction are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

f) Derivatives (continued)

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the statement of financial position from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency exchange rate current at reporting date.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the hedged transaction are recognised immediately in the statement of financial performance.

Derivative financial instruments

External professional managers maintain the Company's portfolio of funds under management. The terms of the external professional managers' mandate permit the managers to maintain active trading positions in a variety of derivative financial instruments, including share options, exchange traded futures and interest rate futures. Positions are taken in the equities and interest rate markets based on expectations of future market conditions against physical positions held. The extent of exposure to derivative financial instruments is subject to limits and constraints, including a prohibition on gearing the portfolio, as set out in the investment managers' mandate. Controls have been put into place to monitor compliance with these limits.

g) Taxation

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses, when realisation is virtually certain.

Tax consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 22. The implementation date for the tax-consolidated group was 1 July 2003. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of inter-company balances).

The tax-consolidated group has entered into a tax funding arrangement that requires wholly-owned subsidiaries to make contributions to the head entity for:

- deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and
- current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the date of implementation of tax consolidation.

g) Taxation (continued)

Tax consolidation (continued)

Under the tax funding agreement, the contributions are calculated on an after tax, stand alone basis so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. Any assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

h) Acquisition of assets

All items of property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond any reasonable doubt, in which case it is deferred and amortised over the period in which the related benefits are expected to be realised.

i) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

In assessing recoverable amounts of non-current assets, the relevant cash flows have not been discounted to their present values, except where specifically stated.

j) Receivables

The collectibility of receivables is assessed at reporting date and specific provision is made for any doubtful accounts.

Trade receivables to be settled within contractual terms and conditions are carried at amounts due.

Receivables due more than twelve months after reporting date are discounted using the rate applicable to the consolidated entity. The unwinding of any discount is treated as interest revenue.

k) Investments

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

k) Investments (continued)

Other entities

Investments in other unlisted entities are carried at the lower of cost and recoverable amount. Investments in listed entities are carried at market prices based on the last traded price of the Company's shares prior to reporting date.

Funds under management

Investments in fixed interest securities, equities and other negotiable instruments have been brought to account at market value.

l) Leased plant and equipment

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Payments made under operating leases are expensed on a straight line basis over the term of the lease. The consolidated entity has no finance leases.

m) Depreciation and amortisation

All assets, including intangibles have limited useful lives and are depreciated/amortised using the straight line method or diminishing value method over their estimated useful lives, taking into account residual values.

Assets are depreciated/amortised from the date of acquisition. Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only.

The depreciation/amortisation rates used for each class of asset are as follows:

	Current year	Prior year
• plant and equipment	20% to 40%	20% to 40%

n) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days.

o) Interest- bearing liabilities and borrowing costs

External borrowing costs comprising interest payable are expensed as incurred.

p) Employee entitlements

Annual leave

Liabilities for annual leave expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

p) Employee entitlements (continued)

Long service leave
The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date.

The provision is calculated using estimated future increases in salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

Incentive arrangement
Employee remuneration includes an at-risk component based on performance. Provision is made and a liability recognised for the amount approved within the annual budget for distribution pending the outcome of formal performance reviews.

Superannuation fund
The Company and its controlled entities contribute to a defined contribution superannuation plan. Contributions are recognised as an expense as they are made.

Employee share plan
The Company operates a share plan for all employees, which permits the issue of ordinary shares to employees either at no cost or by way of interest free loan. The shares may not be sold or transferred until the earlier of three years or the date the employee ceases to be employed by the consolidated entity. During the current and prior financial years no issue was made to employees under these terms. There have been no issues under the plan subsequent to reporting date.

Key employee share option plan
The Company operates a share option plan for employees, which permits the issue of options to ordinary shares to employees at no cost. 1,550,000 (2004: 525,150) options were issued during the financial year at no cost and having an exercise price of $0.84 (2004: $1.15). There have been no issues under the plan subsequent to reporting date.

The exercise price of the shares issued upon conversion of options is recorded in contributed equity.

Non-executive directors share plan
Up to 19 May 2005, the Company conducted a share plan for non-executive directors, which required a minimum salary sacrifice of directors' fees for the purchase of ordinary shares in the Company. The plan, details of which are provided in Note 24 to the accounts, was terminated on 19 May 2005.

The amount salary sacrificed by the directors under the scheme and later used to acquire the on-market shares is expensed in the reporting period.

q) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

A provision for termination benefits is only recognised when a detailed plan has been approved or termination benefits have either commenced or been announced, or firm contracts entered into.

r) Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after exclusion of any costs of servicing equity (other than ordinary shares), by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted for the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

s) Changes in accounting policies

There have been no changes in accounting policies during the financial year ended 30 June 2005.

t) Reclassification of financial information

There has been no reclassification of prior year financial information during the year ended 30 June 2005.

u) Use and revision of accounting estimates

The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised unless the revision affects more than the current period.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Consolidated		Company	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
2 Revenue from ordinary activities				
Licence fee and royalty revenue	**8,300**	9,764	**1,500**	1,500
Other revenues:				
From operating activities				
- Interest and investment income:				
from third parties	**5,785**	4,819	**5,628**	4,562
from related parties	**-**	-	**9,791**	8,543
- Rendering of services	**451**	598	**1,360**	1,274
- Operating lease rental income	**770**	644	**1,057**	958
- Government grant income	**383**	419	**383**	419
- Other revenue	**313**	200	**134**	200
From outside operating activities				
- Gross proceeds from sale of non-current assets	**10**	2	**10**	2
Total other revenues	**7,712**	6,682	**18,363**	15,958
Total revenue from ordinary activities	**16,012**	16,446	**19,863**	17,458

3 Profit from ordinary activities before related income tax expense

a) Individually significant items included in profit from ordinary activities before related income tax expense:

Contract research and development expenditure	**4,421**	2,845	-	-
Licence fee and royalty payments	**1,149**	2,114		
Direct research and development expenditure	**5,701**	8,025	**-**	-
	11,271	12,984	**-**	-

b) Profit from ordinary activities before related income tax expense has been arrived at after charging / (crediting) the following items:

Depreciation of:				
- Plant and equipment	**542**	692	**173**	186
Borrowing costs:				
- Related parties	**-**	-	**1,986**	1,636
Net (gain) / loss on sale of property, plant and equipment	**1**	2	**1**	1
Amounts transferred to / (from) provisions for:				
- Employee entitlements	**562**	819	**297**	355
- Potential non-recovery of related party receivables	**-**	-	**14,066**	9,261
- Other provisions	**(82)**	29	**(82)**	82
Cost of goods sold	**-**	459	**-**	-
Operating lease rental expense	**770**	661	**1,059**	877
Net foreign exchange (gain) / loss	**137**	(5)	**137**	(5)

	Consolidated		Company	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
3 Profit from ordinary activities before related income tax expense (continued)				
c) Other expenses				
From operating activities				
Occupancy costs	**1,520**	1,444	**1,366**	1,352
Insurance costs	**342**	1,009	**312**	514
Consultancy costs	**102**	662	**29**	510
Legal and professional fees	**350**	256	**258**	129
Intellectual property management	**558**	994	**-**	1
Information technology and asset maintenance costs	**275**	389	**140**	258
Laboratory consumables	**501**	594	**-**	-
Equipment leasing and hire	**22**	11	**160**	227
Advertising and promotion	**81**	132	**57**	94
Travel costs	**293**	341	**64**	79
Sundry expenses	**719**	524	**435**	248
Other expenses from operating activities	**4,763**	6,356	**2,821**	3,412
From outside operating activities				
Avexa demerger transaction and associated costs	**-**	878	**-**	878
Other expenses from outside operating activities	**-**	878	**-**	878

4 Auditor's remuneration

	$	$	**$**	$
Audit services:				
Auditors of the Company	**52,500**	60,000	**52,500**	39,400
Total Audit services	**52,500**	60,000	**52,500**	39,400
Other services:				
Auditors of the Company				
- taxation services	**23,450**	49,170	**23,450**	19,860
- property advisory services	**-**	16,756	**-**	16,756
- other assurance services	**14,500**	77,835	**14,500**	44,425
KPMG related practices				
- demerger advisory services	**-**	95,000	**-**	95,000
Total other services	**37,950**	238,761	**37,950**	176,041

5 Income tax

a) Income tax expense

Prima facie income tax (benefit) calculated at 30% (2004: 30%) on the (loss) from ordinary activities	**(486)**	**(1,057)**	**(1,187)**	(270)
Increase in income tax expense due to:				
Sundry non-deductible items	**164**	218	**164**	218
Provision for write down of investment in Avexa	**607**	-	**607**	-
Demerger expenses	**-**	263	**-**	263
Future income tax benefit not brought to account	**717**	2,109	**717**	2,109
Payment for transfer of tax losses from wholly-owned subsidiaries	**-**	-	**-**	7,494

	Consolidated		Company	
	2005	2004	**2005**	2004
5 **Income tax (continued)**	**$000**	$000	**$000**	$000
Items non-assessable for tax purposes	**(94)**	(633)	**(94)**	(633)
Research and development allowance	**(908)**	(900)	**(908)**	(900)
Income tax credit related to current and deferred tax transactions of the wholly-owned subsidiaries in the tax-consolidated group.	**-**	-	**(2,946)**	(2,339)
Recovery of income tax expense under tax funding agreement	**-**	-	**2,946**	2,339
Income tax benefit related to current transactions with wholly-owned Subsidiaries	**-**	-	**701**	(787)
Income tax expense relating to ordinary activities	**-**	-	**-**	7,494
Income tax under / (over) provided in prior year	**-**	-	**-**	-
Income tax expense attributable to (loss) from ordinary activities	**-**	-	**-**	7,494
Total income tax expense attributable to ordinary activities is made up of:				
- Current income tax provision	**-**	-	**-**	-
- Deferred income tax provision	**-**	-	**-**	-
- Future income tax benefit	**-**	-	**-**	-
- Payment for prior year tax losses transferred, previously recorded at nil consideration	**-**	-	**-**	7,494
	-	-	**-**	7,494

b) Deferred tax assets

Future income tax benefit not brought to account

The potential future income tax benefit arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

- Tax losses carried forward	**40,640**	39,453	**40,640**	39,453
- Timing differences	**638**	744	**638**	744
	41,278	40,197	**41,278**	40,197

The potential future income tax benefit will only be obtained if:

a) The head entity derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised in accordance with Division 170 of the Income Tax Assessment Act 1997;

b) The head entity continues to comply with the conditions for deductibility imposed by the law; and

c) No changes in tax legislation adversely affect the head entity in realising the benefit.

6 ***Dividend franking account***

30% franking credits available to shareholders of Amrad Corporation Limited for subsequent financial years	**10,644**	10,644	**10,644**	10,644

The above available amounts are based on the balance of the dividend franking account at reporting date. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

Tax Consolidation legislation

On 1 July 2003, Amrad Corporation Limited and its wholly owned subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2005 and 30 June 2004 have been measured under the new legislation as those available from the tax-consolidated group.

7 Segment Reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

The Amrad anti-infectives division was transferred on 1 July 2004 to Avexa Limited in preparation for its demerger from the Amrad Group which became effective on 7 September 2004. For the year ended 30 June 2004, this division remained within the core business segment but for the period from 1 July 2004 to 7 September 2004, has been excluded from core business activities and reported separately as unallocated revenues and expenses.

Geographic segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

7 Segment reporting (continued)

INDUSTRY SEGMENTS	Core business - Commercialisation of R&D		Corporate		Eliminations		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000
Revenue								
External segment revenue	**6,800**	8,264	**9,121**	8,182	**-**	-	**15,921**	16,446
Inter-segment revenue	**-**	-	**9,791**	9,761	**(9,791)**	(9,761)	**-**	-
Total segment revenue	**6,800**	8,264	**18,912**	17,943	**(9,791)**	(9,761)	**15,921**	16,446
Unallocated revenue							**91**	-
Total revenue							**16,012**	16,446
Result								
Segment result	**(3,700)**	(4,900)	**2,801**	1,377	**-**	-	**(899)**	(3,523)
Unallocated result							**(723)**	-
Profit / (loss) before income tax							**(1,622)**	(3,523)
Income tax expense							**-**	-
Profit / (loss) after income tax							**(1,622)**	(3,523)
Assets								
Segment assets	**883**	501	**55,753**	66,861	**-**	-	**56,636**	67,362
Total segment assets	**883**	501	**55,753**	66,861	**-**	-	**56,636**	67,362
Unallocated corporate assets							**-**	-
Consolidated total assets							**56,636**	67,362

7 Segment reporting (continued)

	Core business - Commercialisation of R&D		Corporate		Eliminations		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000
Liabilities								
Segment liabilities	**1,540**	1,093	**1,443**	2,102	**-**	-	**2,983**	3,195
Total segment liabilities	**1,540**	1,093	**1,443**	2,102	**-**	-	**2,983**	3,195
Unallocated corporate liabilities							**-**	-
Consolidated total liabilities							**2,983**	3,195
Acquisitions of non-current assets	**5**	-	**353**	203	**-**	-	**358**	203
Depreciation and amortisation	**10**	13	**532**	679	**-**	-	**542**	692
Non-cash expenses other than depreciation and amortisation:								
Increase in employee provisions	**265**	411	**297**	437	**-**	-	**562**	848
Forgiveness of debt	**-**	-	**-**	61	**-**	-	**-**	61
Provision for non-recovery of intercompany loan	**-**	-	**14,066**	9,261	**(14,066)**	(9,261)	**-**	-

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

		Consolidated		Company	
		2005	2004	**2005**	2004
		$000	$000	**$000**	$000
8 Cash assets					
Cash assets		**2,152**	2,303	**1,677**	1,991

Interest on cash at bank is credited at prevailing market rates. The weighted average interest rate at reporting date was 4.6% (2004: 4.38%) (Consolidated) and 4.5% (2004: 4.36%) (Company).

		Consolidated 2005	Consolidated 2004	Company 2005	Company 2004
9 Receivables					
Current					
Amount receivable from sale of property		**-**	2,750	**-**	2,750
Amounts receivable from sale of businesses and a controlled entity	(i)	**-**	2,454	**-**	-
Interest receivable		**16**	131	**16**	-
Other debtors		**319**	244	**242**	126
		335	5,579	**258**	2,876
Non-current					
Amounts receivable from related parties:					
- Controlled entities		**-**	-	**193,883**	179,817
Less: Provision for possible diminution in value	(iii)	**-**	-	**(193,883)**	(179,817)
		-	-	**-**	-
Amounts receivable from sale of businesses and a controlled entity	(ii)	**197**	286	**-**	-
		197	286	**-**	-

(i) The final instalment of $2,454,000 receivable from the prior year sale of a controlled entity, which accrued interest at 8% and was secured by way of promissory note, was duly received during the financial year.

(ii) Amounts receivable from the sale of businesses and a controlled entity includes a non-current amount of $197,285 (2004: $286,000) representing the directors' estimate of the fair value of the proceeds from the sale of a business in a prior year. The maximum proceeds receivable, converted from US dollars at the exchange rate ruling at reporting date, are $4,860,000 (2004: $4,948,000) and are contingent upon future product sales of the business. The receivable is non-interest bearing.

(iii) At reporting date the Company had made loans totalling $193,883,121 (2004: $179,816,871) to controlled entities that had liabilities in excess of its assets or insufficient net assets to settle the loan. An amount of $14,066,330 (2004: $9,261,256) has been provided in the current financial year for the possible diminution in value of the loans. Interest is charged at a floating rate on non-current amounts receivable from related parties and the effective interest rate at reporting date was 5.51% (2004: 5.25%).

	Consolidated 2005	Consolidated 2004	Company 2005	Company 2004
10 Other financial assets				
Current				
Funds under management comprises financial instruments in the following asset classes, at market value:				
Cash trusts and fixed interest	**38,655**	45,467	**38,655**	45,467
Equities	**10,920**	12,191	**10,920**	12,191
	49,575	57,658	**49,575**	57,658

The Board of Directors controls funds under management through the provision of an investment mandate to each of the investment managers. The mandate prescribes minimum credit ratings for individual financial instruments, asset allocation benchmarks and weighted average maturity profiles for interest bearing instruments. The Company's policy in relation to derivative instruments is set out in Note 1(f).

Financing arrangements

The Company's banking facilities at 30 June 2005 comprised a Diammond Electronic Funds Transfer Facility of $1.

	Consolidated		Company	
	2005	2004	2005	2004
	$000	$000	$000	$000
10 Other financial assets (continued)				
Non-current				
Shares in listed entity (Note 31) – at cost	5,800	-	5,800	-
Less: provision for write down	(2,746)	-	(2,746)	-
Carrying value of investment in listed entity	3,054	-	3,054	-
Shares in controlled entities – unquoted (at cost)	-	-	1,650	1,650
Shares in other entities - unquoted (at recoverable amount) (i)	-	-	-	-
	3,054	-	4,704	1,650

(i) Included in shares in other entities is a 20.87% (2004: 20.87%) interest in Cerylid Biosciences Limited represented by 10,280,000 ordinary shares issued at $1 each, received on a prior financial year disposal of a controlled entity, Amrad Discovery Technologies Pty Ltd and the conversion of the Convertible Note. In the opinion of directors, the carrying value is nil having regard to the uncertainty of realising the investment. Prior to their expiry on 18 January 2005, the Company held options over 1.2 million ordinary shares in Cerylid Biosciences Limited, at an exercise price of $1 per share. Cerylid Biosciences Limited is an unlisted genomics-driven drug discovery company.

	Consolidated 2005	Consolidated 2004	Company 2005	Company 2004
11 Other assets				
Prepayments	150	168	17	148
12 Property, plant and equipment				
Plant and equipment - at cost	7,323	7,703	1,932	2,191
Less: Accumulated depreciation	(6,150)	(6,335)	(1,397)	(1,599)
	1,173	1,368	535	592
Reconciliations				
Plant and equipment				
Carrying amount at the beginning of the financial year	1,368	1,861	592	687
Additions	358	202	127	94
Disposals	(11)	(3)	(11)	(3)
Depreciation	(542)	(692)	(173)	(186)
Write down to recoverable amount	-	-	-	-
Carrying amount at the end of the financial year	1,173	1,368	535	592
13 Payables				
Trade creditors and accruals	1,567	1,164	443	445
Other creditors	-	-	-	-
	1,567	1,164	443	445
14 Interest bearing liabilities				
Non-current				
Amounts payable to controlled entities	-	-	39,595	34,251
Bank loan	-	-	-	-
	-	-	39,595	34,251

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Consolidated		Company	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
15 Provisions				
Current				
Employee benefits (Note 28)	**816**	907	**427**	587
Other (i)	**-**	82	**-**	82
	816	989	**427**	669

(i) Provision for deferred property divestment expenses transferred from prior year accruals and released in year ended 30 June 2005.

Non-current				
Employee benefits (Note 28)	**100**	129	**30**	19

The weighted average interest rate at reporting date in respect of the settlement of non-current employee entitlements is 5.2% (2004: 5.8%). The carrying value of employee entitlements approximates fair value. The number of employees at reporting date is disclosed in Note 28.

16 Other liabilities				
Unearned income	**500**	913	**500**	913
17 Contributed equity				
Issued and paid up capital				
125,176,327 (2004:128,500,000) ordinary shares, fully paid	**136,451**	147,743	**136,451**	147,743
Movements during the year were as follows:				
Balance at the beginning of the financial year	**147,743**	149,429	**147,743**	149,429
Capital reduction following demerger of Avexa Limited (Note 31)	**(9,600)**	-	**(9,600)**	-
Share capital cancelled as part of on market share buy back (i)	**(1,692)**	(1,686)	**(1,692)**	(1,686)
Share capital at the end of the financial year	**136,451**	147,743	**136,451**	147,743

(i) On 5 April 2004 the Company commenced an on market buy back and cancellation of its shares which concluded on 4 April 2005. A total of 3,323,673 (2004: 2,142,486) shares were bought back and cancelled during the financial year under the scheme at a total cost of $1,692,713 (2004: $1,685,508), representing 2.6% (2004: 1.6%) of share capital on issue at the commencement of the scheme.

Terms and conditions of ordinary shares
Holders of ordinary shares are entitled to one vote per share at shareholders' meetings and to receive any dividends as may be declared. In the event of winding up of the Company, ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Options to acquire ordinary shares
There were no options to acquire ordinary shares converted during the year ended 30 June 2005 (2004: nil).

18 Accumulated losses				
Accumulated losses at the beginning of the financial year	**(83,576)**	(80,053)	**(119,125)**	(110,734)
Realisation of asset revaluation reserve (Note 31)	**2,400**	-	**2,400**	-
Net (loss) attributable to members of the parent entity	**(1,622)**	(3,523)	**(3,955)**	(8,391)
Accumulated losses at the end of the financial year	**(82,798)**	(83,576)	**(120,680)**	(119,125)

	Consolidated		Company	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
19 Commitments				
a) Capital expenditure commitments				
Plant and equipment				
Contracted but not provided for and payable within one year	-	-	-	-
b) Non-cancellable operating lease expense commitments				
Future operating lease commitments not provided for in the financial statements and payable:				
- Within one year	**847**	826	**731**	708
- One year or later and no later than five years	**3,245**	4,101	**3,097**	3,834
- Greater than five years	**2,569**	2,569	**2,569**	2,569
	6,661	7,496	**6,397**	7,111
c) Non-cancellable research and development commitments				
Future research and development commitments not provided for in the financial statements, excluded from b) above and payable:				
- Within one year	**727**	435	-	-
- One year or later and no later than five years	**1,200**	73	-	-
	1,927	508	-	-

d) Deed of indemnity

The Company has entered into a Deed of Indemnity with controlled entity, Amrad Operations Pty Ltd whereby the Company has agreed to indemnify the controlled entity in respect of any liability reasonably and properly incurred by the controlled entity in the course of ordinary operations or at the express request of the Company and which the controlled entity is unable to discharge from its own resources as and when that liability becomes due and payable. A provision for possible diminution in the value of the loan to the controlled entity has been brought to account in the financial statements of the Company at 30 June 2005 and 30 June 2004 to reflect the net asset deficiency in the controlled entity.

20 Notes to the statements of cash flows

Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	Consolidated 2005	Consolidated 2004	Company 2005	Company 2004
Cash assets (Note 8)	**2,152**	2,303	**1,677**	1,991
Reconciliation of (loss) from ordinary activities after related income tax to net cash (used in) operating activities				
(Loss) from ordinary activities after income tax	**(1,622)**	**(3,523)**	**(3,955)**	**(8,391)**
Add / (less) non-cash items:				
- Depreciation and amortisation	**542**	692	**173**	186
- Net (gain) / loss on sale of property, plant and equipment	**1**	2	**1**	1
- Debts forgiven	-	61	-	61
- Net intercompany revenues less expenses capitalised or settled as financing activity	-	-	**(9,004)**	(7,494)
- Operating result of Avexa Limited to 7 September 2004 not funded through Amrad cash	**723**	-	-	-
- Non-cash interest on property sale deferred consideration	**(250)**	-	**(250)**	-
- Net investment income	**(5,317)**	(4,125)	**(5,317)**	(12,668)

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

	Consolidated		Company	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
20 Notes to the statements of cash flows (continued)				
Reconciliation of (loss) from ordinary activities after related				
income tax to net cash (used in) operating activities (continued)				
Amounts transferred to / (from) provisions for:				
- Employee entitlements	**562**	819	**297**	355
- Diminution in value of loans to controlled entities	**-**	-	**14,066**	9,261
- Provision for write down of investment in listed entity	**2,023**	-	**2,746**	82
- Other provisions	**(82)**	29	**(82)**	-
Changes in assets and liabilities:				
- (increase) / decrease in Receivables	**129**	607	**(132)**	7,258
- (Increase) / decrease in Other assets	**18**	(75)	**131**	(103)
- Increase / (decrease) in Payables	**317**	(5,833)	**(52)**	(672)
- Increase / (decrease) in Provisions	**(510)**	(1,298)	**(360)**	(435)
- Increase / (decrease) in Other liabilities	**(413)**	278	**(413)**	277
Net cash (used in) operating activities	**(3,878)**	(12,366)	**(2,151)**	(12,282)

Non-cash financing and investing activities

There have been no financing and investing transactions during the financial year which have had a material effect on consolidated assets and liabilities. *The final $3,000,000 of the deferred consideration relating to the 27 June 2003 sale of the investment in land and buildings was duly* received on 27 June 2005.

21 Earnings per share

a) Earnings reconciliation		
Net profit / (loss)	**(1,622)**	(3,523)
Basic earnings	**(1,622)**	(3,523)
Diluted earnings	**(1,622)**	(3,523)
b) Weighted average number of shares used as the denominator	**Number**	Number
Number for basic earnings per share:		
Ordinary shares	**126,792,261**	130,617,332
Number for diluted earnings per share:		
Ordinary shares	**126,792,261**	130,617,332
Effect of share options on issue	**50,000**	50,000
	126,842,261	130,667,332

Of the 5,086,650 (2004: 4,214,150) options over unissued shares on issue at reporting date as detailed in Note 28 only 50,000 (2004: 50,000) options with an exercise price of $0.34 (2004: $0.46) are considered to be dilutive. All other options over unissued shares have an exercise price greater than or equal to $0.84 and have been excluded in respect of any dilutive effect on the Company's earnings.

22 Controlled entities

	Interest held	
	2005	2004
Parent entity *–Amrad Corporation Limited*	**%**	%
Controlled entities		
Amrad Operations Pty Ltd	**100**	100
Amrad Developments Pty Ltd	**100**	100
Avexa Limited (i)	**15.27**	100
Burnley Property Pty Ltd	**100**	100

22 Controlled entities (continued)

(i) Avexa Limited was incorporated on 7 April 2004 and is the corporate entity into which the anti-infectives business was spun-out as described in detail in the Directors' Report. 16,062,000 shares in Avexa Limited held by the Company are subject to a 24 month escrow period which expires on 23 September 2006. Following conclusion of the spin-out process, control of Avexa Limited was duly passed to its own Board.

23 Additional financial instruments disclosure

(a) Interest rate risk

The effective weighted average interest rate used to discount the Long Service Leave provision is 5.2% (2004: 5.8%).

Interest earned on cash at bank is determined in accordance with published bank interest rates. Interest earned on funds under management (refer Note 1 k) to the financial report) is dependent upon the performance of the relevant fund manager acting within the investment parameters provided by the Company's Board of Directors. Receivables comprising deferred consideration in respect of prior year disposal of subsidiaries as referred to in Note 9 to the financial report generated interest at the annual rate of 8% in accordance with sale agreements.

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below.

	Note No	Weighted average interest rate %	Floating interest rate $000	1 year or less $000	1 to 5 years $000	Non-interest bearing $000	Total $000
2005							
Financial assets:							
Cash assets	8	4.6%	2,150	-	-	2	**2,152**
Receivables - current:	9		-	-	-	335	**335**
- non-current			-	-	-	197	**197**
Other financial assets:	10						
- Funds under management		#	49,575	-	-	-	**49,575**
			51,725	**-**	**-**	**534**	**52,259**
Financial liabilities:							
Payables	13		-	-	-	1,567	**1,567**
Employee benefits and other provisions	15	5.2%	100	-	-	816	**916**
Unearned income	16		-	-	-	500	**500**
			100	**-**	**-**	**2,883**	**2,983**
2004							
Financial assets:							
Cash assets	8	4.4%	2,303	-	-	-	2,303
Receivables:	9						
- Sale of controlled entity		8.0%	2,454	-	-	-	2,454
- Other receivables			-	-	-	3,411	3,411
Other financial assets:	10						
- Funds under management		#	57,658	-	-	-	57,658
			62,415	-	-	3,411	65,826
Financial liabilities:							
Payables	13		-	-	-	1,164	1,164
Employee benefits and other provisions	15	5.8%	189	-	-	929	1,118
Unearned income	16		-	-	-	913	913
			189	-	-	3,006	3,195

The range of return of funds under management in the 2005 financial year varied between 9.57% and 12.76% (2004: 6.7% and 7.7%) in accordance with market conditions and fund manager performance.

23 Additional financial instruments disclosure (continued)

(b) Foreign exchange risk

The consolidated entity enters into forward exchange contracts where appropriate in light of anticipated future purchases and sales, conditions in foreign markets, commitments from customers and past experience and in accordance with Board-approved limits. Note 1 f) sets out the accounting treatments for such contracts.

Hedged and Unhedged foreign exchange exposures

There were no unhedged amounts payable or receivable in foreign currencies at the reporting date for either the 2005 or 2004 financial years.

The Company enters into forward foreign exchange contracts to hedge certain anticipated purchase and sale commitments denominated in foreign currencies. The terms of these commitments are rarely more than one year. At reporting date there were no contracts outstanding.

(c) Credit risk

Credit risk represents the loss that would be recognised if counterparties fail to perform as contracted. For financial assets, the credit risk of the consolidated entity is the carrying amount of the asset net of any provision for doubtful debts. The consolidated entity undertakes extensive due diligence prior entering into any collaboration, co-development or licensing agreement with a counterparty that exposes the consolidated entity to credit risk. Generally the nature of the core business is such that the consolidated entity tends to deal with a small number of counterparties of a multinational, high profile and high credit rating status. Wherever possible, the consolidated entity will seek appropriate security for any long term credit risk.

(d) Net fair values of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases:

Appointed fund managers provide unit valuations for all funds under management which reflect market values and interest and revenue streams of the relevant fund portfolios. For monetary financial assets and financial liabilities not readily traded in an organised financial market, values are determined by valuing them at the value of contractual cash flow amounts due from customers and payable to suppliers discounted as appropriate for settlements beyond 12 months.

The carrying amounts of bank balances and deposits, trade debtors, accounts payable, bank loans and employee benefits expected to be payable within 12 months of reporting date approximate the net fair value. Employee benefits expected to be settled beyond 12 months of reporting date have been discounted accordingly.

24 Director and executive disclosures for disclosing entities

Remuneration of specified directors and specified executives by the consolidated entity

Disclosures of remuneration policies, service contracts and details of remuneration are included in the Remuneration Report on pages 7 to 15.

Equity instruments

All options refer to options over ordinary shares of Amrad Corporation Limited, which are exercisable on a one-for-one basis under the Key Employee Share Option Plan (KESOP). The fair value of the options is calculated at the date of grant using a binomial model and allocated to each reporting period in accordance with the vesting terms from the date of grant until fully vested.

Options and rights over equity instruments granted as remuneration.

During the reporting period, the following options over ordinary shares were granted and vested during the current year under the KESOP.

Specified executive	No of options issued at start of year	No of options issued during the year	No of options lapsed during the year	No of options issued at end of year (1)
Ms R M Fry	479,000	50,000	(169,000)	360,000 (310,000)
Mr A M Boyd	-	200,000	-	200,000 (-)
Dr P L C Keep	150,000	-	-	150,000 (150,000)
Dr A D Nash	160,000	100,000	-	260,000 (160,000)
Dr D E Crump	150,000	-	-	150,000 (150,000)
Total, all specified executives	**939,000**	**350,000**	**(169,000)**	**1,120,000 (770,000)**

(1) Figures in brackets represent options issued prior to 1 January 2003 under performance targets.

24 Director and executive disclosures for disclosing entities (continued)

Specified executive	No of options vested at start of year	No of options vested during the year	No of vested options lapsed during the year	No of options vested at end of year
Ms R M Fry	395,000	112,000	(169,000)	338,000
Mr A M Boyd	-	50,000	-	50,000
Dr P L C Keep	98,000	30,000	-	128,000
Dr A D Nash	106,000	82,000	-	188,000
Dr D E Crump	98,000	30,000	-	128,000
Total, all specified executives	***697,000***	***304,000***	***(169,000)***	***832,000***

All options have a five year life and expire on the earlier of their expiry date or termination of the individual's employment. Except for 50,000 options issued during the 2005 financial year to each of Ms R M Fry, Dr A D Nash and Mr A M Boyd with immediate vesting, options are exercisable in accordance with the following vesting timetable:

- 40% following the first anniversary of the issue date;
- 20% following the second anniversary of the issue date;
- 20% following the third anniversary of the issue date; and
- 20% following the fourth anniversary of the issue date.

Exercise of options granted as remuneration
There were no shares issued during the reporting period on the exercise of options previously granted as remuneration.

Option holdings
There were no options on issue to non-executive directors at any time during the reporting period. Former Managing Director Dr S Webb retains a holding of 1,000,000 options of which 500,000 are currently exercisable at $1.28 and 500,000 at $2.02. These options expire on 30 November 2006 and 200,000 vested during the reporting period such that at 30 June 2005, a total of 800,000 had vested.

Shareholder approval was given at the Company's 2004 Annual General Meeting for the issue of 600,000 options to Chief Executive Officer Dr P M Smith. These options were exercisable in parcels of 200,000 within three years of 16 October 2004, 16 October 2005 and 16 October 2006 respectively and have an exercise price of $0.84. The 400,000 options unvested on the 1 July 2005 termination date of Dr Smith expired on that date.

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares in Amrad Corporation Limited held, directly or indirectly or beneficially, by each specified director and specified executive, including their personally-related entities is as follows:

	Holding of Ordinary Shares at beginning of year (i)	Shares acquired / (sold) on-market during the financial year	Holding of Ordinary Shares at end of year
	Number	**Number**	**Number**
Specified directors			
Mr I R Davis	-	200,000	200,000
Ms H A Cameron	34,500	(34,500)	-
Prof S Itescu	-	-	-
Mr J A C MacKenzie	-	50,000	50,000
Specified executives, title and period of office (full year unless otherwise stated)			
Ms R M Fry (General Counsel & Company Secretary)	14,740	-	14,740
Dr P L C Keep (Director, Intellectual Property)	10,102	-	10,102
Dr A D Nash (Chief Scientific Officer to 19 May 2005; Interim CEO from 20 May 2005)	9,862	-	9,862
Dr D E Crump (Medical Director)	17,803	-	17,803
Mr A M Boyd (Director, Finance and Administration)	50,000	-	50,000

(i) 22 April 2005 date of appointment for Mr I R Davis and Mr J A C MacKenzie.

24 Director and executive disclosures for disclosing entities (continued)

During the year up to the termination of the scheme on 19 May 2005, non-executive directors were required to elect to set aside a minimum 10% component of their base remuneration under the Non-Executive Directors Share Plan (the Plan) to acquire ordinary shares in the Company. Under the terms of the Plan, shares are purchased on market using the funds progressively salary sacrificed and are issued to the non-executive director within four to six weeks after the release of the announcement of the Company's half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. An amount of $38,530 (2004: $46,475) has been expensed during the financial year in respect of the purchase of shares under the Plan. Shares acquired under the Plan have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined. Movements in holdings under the Plan are detailed below.

	Holding of Plan shares at beginning of year	Shares acquired under the Plan during the financial year	Shares released upon resignation of the director	Holding of Plan shares at end of year
	Number	Number	Number	Number
Specified directors				
Mr R W Moses (former)	20,212	17,792	(38,004)	-
Mr O B O'Duill (former)	26,015	2,942	(28,957)	-
Ms H A Cameron (current)	19,447	8,878	-	28,325
Prof S Itescu (current)	9,363	24,890	-	34,253
Mr G R Kaufman (former)	6,959	22,758	(29,717)	-
Total Plan holdings for specified directors	**81,996**	**77,260**	**(96,678)**	**62,578**

Loans and other transactions with specified directors and specified executives

On 30 November 2001 the Company made a loan of $101,000 to Dr S N Webb to purchase 100,000 shares in the Company. Provided certain conditions were met, repayment of this loan was to be forgiven in equal instalments over a period of five years. During the prior financial year, the outstanding balance of the loan of $60,600 was forgiven following the resignation of Dr Webb and in accordance with the terms and conditions of the loan. The portion of the loan forgiven together with an imputed interest charge has been included in the comparative year remuneration details disclosed in the Remuneration Report.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts with, amounts receivable from or payable to interests involving directors at period end.

Directors' transactions with the Company or its controlled entities

The value of transactions during the year with entities related to directors included in the consolidated financial statements was nil (2004: nil).

25 Non-director related parties

The only class of non-director related parties is wholly-owned controlled entities. Material transactions on a normal commercial basis with non-director related parties during the year were:

	Consolidated		Company	
	2005	2004	**2005**	2004
	$000	*$000*	***$000***	*$000*
- Provided management and other services to controlled entities	-	-	**909**	1,212
- Charged interest on loan balances receivable from controlled entities	-	-	**9,791**	8,543
- Paid interest on loan balances payable to controlled entities	-	-	**1,986**	1,636
- Paid operating lease expense to controlled entities	-	-	**160**	217
- Purchased tax losses from controlled entities	-	-	**-**	7,494
- Received operating lease income from controlled entities	-	-	**289**	374

Balances with related parties

Amounts receivable from and payable to related parties are disclosed in Notes 9 and 14.

26 Events subsequent to balance date

On 15 August 2005 the Company announced the appointment of Dr Andrew Nash as CEO. 400,000 options to acquire ordinary shares with an exercise price of $0.84 have been cancelled since reporting date and up to the date of this financial report. Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

27 Impact of adopting Australian equivalents to IFRS

For reporting periods beginning on or after 1 January 2005 the Company must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ended on 30 June 2005.

The Company has substantially completed the process of transitioning its accounting policies and financial reporting from current Australian GAAP to AIFRS which will be applicable for the financial year ended 30 June 2006. During the financial year the Company allocated internal and external resources to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS and report to the Company's Audit Committee. Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS together with the current best estimate of the quantitative impact of the changes on total equity as at the date of transition, at 30 June 2005 and on the net result for the year ended 30 June 2005.

The impact of transition to AIFRS, including the transitional adjustments disclosed, are based on AIFRS standards that management expects to be in place when preparing the first complete AIFRS financial report (being in respect of the half year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair representation of the consolidated entity's and Company's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary, therefore further disclosure and explanations may be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to AIFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this note.

Revisions to the selection and application of AIFRS accounting policies may be required as a result of:
(i) changes in financial reporting requirements that are relevant to the consolidated entity's and Company's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of this financial report;
(ii) additional guidance on the application of AIFRS in a particular industry or to a particular transaction; and
(iii) changes to the consolidated entity's or Company's operations.

The rules for first time adoption of AIFRS are set out in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards.* In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS.

(a) Reconciliation of equity as presented under Australian GAAP to that under AIFRS

	Consolidated		**Company**	
	30 June 2005	**1 July 2004 (transition date)**	**30 June 2005**	**1 July 2004 (transition date)**
	$'000	$'000	$'000	$'000
Total equity under Australian GAAP	53,653	64,167	15,771	28,618
Adjustments to retained earnings (net of tax):				
Recognition of share-based payments (1)	(123)	-	(123)	-
Adjustments to other reserves (net of tax):				
Recognition of share-based payment expense	123	-	123	-
Total equity under AIFRS	53,653	64,167	15,771	28,618

27 **Impact of adopting Australian equivalents to IFRS (continued)**

(b) Reconciliation of profit and loss as presented under Australian GAAP to that under AIFRS

Year ended 30 June 2005	Consolidated	Company
	$'000	$'000
Net profit / (loss) as reported under Australian GAAP	(1,622)	(1,555)
Share-based payment expense (1)	(123)	(123)
Net profit/(loss) under AIFRS	(1,745)	(1,678)

(1) Share-based payments

Under AASB 2 *Share Based Payments*, the Company would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the statement of financial performance, with a corresponding adjustment to equity. Share-based payments costs are not recognised under Australian GAAP.

(c) Reconciliation of cash flows as presented under Australian GAAP to that under AIFRS

No material impacts are expected to the cash flows presented under Australian GAAP on adoption of AIFRS.

Other Accounting Impacts – Impairment of non-current assets

Under current Australian GAAP the carrying amounts of non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount exceeds the recoverable amount, then the asset is written down to its recoverable amount, with the write down recognised as an expense in the income statement in the period in which it occurs.

Under AIFRS, the carrying amount of non-current assets will be reviewed each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount. An impairment loss will be recognised whenever the carrying amount of the asset exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be treated in the same way as a revaluation decrease.

Under current Australian GAAP, the recoverable amount of non-current assets was assessed at the entity level using undiscounted cash flows. Under AIFRS, the recoverable amount of non-current assets is required to be assessed using an assessment of fair value and value in use applying estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the risks specific to the asset.

On the basis that the non-current assets of the consolidated entity are utilised to facilitate the development and commercialisation of scientific projects to generate sustainable royalty and other revenue streams in the long term, a review of the Company's and consolidated entity's non-current assets at reporting date did not reveal any indication of impairment.

28 **Employee benefits**

	Consolidated		Company	
Aggregate liability for employee benefits, including on-costs:	**2005**	2004	**2005**	2004
	$000	$000	**$000**	$000
Current – Employee benefits provision:				
Annual leave and long service leave entitlements	**322**	320	**67**	79
Incentive and key employee retention entitlements	**321**	405	**187**	326
Directors' retirement entitlements (ii)	**173**	173	**173**	173
Non-Executive Directors Share Plan Provision (i)	**-**	9	**-**	9
Non-current - Employee benefits provision:				
Long service leave entitlement	**100**	129	**30**	19
	916	1,036	**457**	606

(i) Non-executive directors were required prior to 19 May 2005 to elect to set aside a minimum 10% component of their base emoluments under the Non-Executive Directors Share Plan to acquire ordinary shares in the Company as detailed in Note 24. The plan was terminated by Board resolution on 19 May 2005.

28 Employee benefits (continued)

(ii) The Company formerly conducted a Directors' Retirement Allowance scheme which permitted payment to non-executive directors upon their retirement. The amount of the payment was dependent upon the length of service of the director and the amount of remuneration paid to the director. An amount of $172,606 (2004: $172,606) has been retained in the Company's financial statements and the consolidated financial statements at reporting date. No amounts (2004: $166,036) have been paid to former directors during the year on their retirement and nil (2004: $91,051) transferred to the key employee incentive provision. No expense has been raised during the financial year in respect of the scheme given that entitlements under the scheme were frozen as at 30 June 2003.

At-risk incentive performance payments

Remuneration for all employees in the consolidated entity other than non-executive directors includes an at-risk performance component. Provision has been made at reporting date for the amount payable in respect of performance for the financial year as measured against agreed criteria set on an employee by employee basis. A reconciliation of movement for the year is provided in the following table.

	Consolidated		Company	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
Balance at the beginning of the year	**405**	502	**326**	148
Payments made	**(335)**	(664)	**(292)**	(173)
Transfers	**-**	158	**-**	158
Charges raised	**251**	409	**153**	193
Balance at the end of the year	**321**	405	**187**	326

Employee entitlements

The present values of employee entitlements not expected to be settled within twelve months of reporting date have been calculated using the following weighted averages:

Assumed rate of annual increase in salary and wages	**3.50%**	3.50%	**3.50%**	3.50%
Average Discount rate	**5.2%**	5.80%	**5.2%**	5.80%
Settlement term (years)	**10**	10	**10**	10
Number of employees at year end (excluding non-executive directors)	**40**	50	**12**	14

Equity based plans

Amrad Employee Share Ownership Plan

The Company has a share ownership plan approved by shareholders of the Company. The last issue made under this plan occurred in July 2001 following an offer to all permanent full time and part-time personnel employed at that time. The shares issued under that offer were not able to be sold or otherwise transferred by the holder until the earlier of three years after issue or the cessation of employment.

Shares issued under the share ownership plan rank equally with other fully paid ordinary shares. There are no voting rights or dividend rights attaching to the shares until they are fully vested.

Amrad Key Employee Share Option Plan

The Company also has a share option plan for employees (KESOP), and during the financial year ended 30 June 2005 issued 1,550,000 (2004: 525,150) options over unissued shares under the rules of the KESOP (or a replica thereof in the form of an Option Incentive Plan for options issued to CEO Dr Smith). 677,500 (2004: 2,011,000) options expired during the financial year. The exercise price was based on the share price subscribed for by participants in the Company's last capital raising reduced by a percentage of 26.58% to reflect the transfer of effective value to Avexa Limited as part of the demerger of Amrad's anti-infectives business.

The KESOP rules include the following terms and conditions:

- The Board has absolute discretion in terms of eligibility subject to the 5% limit detailed above for the ESOP.
- The options to acquire ordinary shares will be issued for no consideration
- *The options have a five year life subject to death, permanent disablement or termination of employment in circumstances the Board deem to involve serious misconduct*
- Each option is convertible into one ordinary share

28 Employee benefits (continued)

Equity based plans (continued)

- Options may be exercised: 40% after 12 months but before 2 years after issue
  60% after 2 years but before 3 years after issue
  80% after 3 years but before 4 years after issue
  100% 4 years or more after issue
- There are no voting rights attached to the options or the unissued ordinary shares

There were no options exercised during the financial year. Movements during the financial year are detailed in the following table.

Grant date	Exercise date	Expiry date	Original exercise price	Revised exercise price (iii)	No of options at beginning of year	Options granted	Options lapsed	No of options at end of year
31 Oct 1999	(i)	31 Oct 2004	$1.00	$0.73	50,000	-	(50,000)	-
19 Nov 1999	(i)	19 Nov 2004	$0.98	$0.72	169,000	-	(169,000)	-
4 Dec 2000	(i)	4 Dec 2005	$1.15	$0.84	1,065,000	-	(95,000)	970,000
6 Aug 2001	(i)	6 Aug 2006	$1.17	$0.86	270,000	-	(60,000)	210,000
14 Nov 2001	(i)	14 Nov 2006	$1.00	$0.73	250,000	-	-	250,000
30 Nov 2001	(ii)	30 Nov 2006	$1.75	$1.28	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$2.75	$2.02	500,000	-	-	500,000
13 Dec 2001	(i)	13 Dec 2006	$1.20	$0.88	850,000	-	(200,000)	650,000
23 Jan 2003	(i)	23 Jan 2008	$0.46	$0.34	50,000	-	-	50,000
31 Mar 2004	(i)	31 Mar 2009	$1.15	$0.84	510,150	-	(103,500)	406,650
16 Oct 2004	(iv)	(iv)	-	$0.84	-	600,000	-	600,000
19 Jan 2005	Immediate	19 Jan 2010	-	$0.84	-	400,000	-	400,000
21 Feb 2005	Immediate	1 Jul 2009	-	$0.84	-	250,000	-	250,000
21 Feb 2005	(i)	1 Jul 2009	-	$0.84	-	300,000	-	300,000
					4,214,150	1,550,000	(677,500)	5,086,650

(i) Options are exercisable in accordance with the standard KESOP Rules as outlined above.

(ii) Options with exercise prices of $1.28 and $2.02 (formerly $1.75 and $2.75 prior to demerger) issued to former Managing Director which survive the 8 July 2003 resignation of Dr S N Webb.

(iii) Exercise prices of all options on issue at the date of the demerger were reduced by 26.58% to reflect the transfer of effective value to Avexa Limited.

(iv) Issued with shareholder approval to CEO Dr P M Smith with 200,000 parcels exercisable within three years of 16 October 2004, 16 October 2005 and 16 October 2006 respectively. Both parcels of 200,000 options exercisable within three years of 16 October 2005 and 16 October 2006 were cancelled effective 1 July 2005.

Movements for the prior year are detailed in the following table.

Grant date	Exercise date	Expiry date	Exercise Price	No of options at beginning of year	Options granted	Options lapsed	No of options at end of year
21 Oct 1998	(i)	21 Oct 2003	$1.46	216,000	-	(216,000)	-
31 Oct 1998	(i)	31 Oct 2003	$1.00	150,000	-	(150,000)	-
6 Nov 1998	(i)	6 Nov 2003	$1.53	50,000	-	(50,000)	-
31 Oct 1999	(i)	31 Oct 2004	$1.00	50,000	-	-	50,000
19 Nov 1999	(i)	19 Nov 2004	$0.98	169,000	-	-	169,000
4 Dec 2000	(i)	4 Dec 2005	$1.15	1,065,000	-	-	1,065,000
6 Aug 2001	(i)	6 Aug 2006	$1.17	350,000	-	(80,000)	270,000
14 Nov 2001	(i)	14 Nov 2006	$1.00	250,000	-	-	250,000
30 Nov 2001	(ii)	30 Nov 2006	$1.75	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$2.75	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$3.75	500,000	-	(500,000)	-
30 Nov 2001	(ii)	30 Nov 2006	$4.75	500,000	-	(500,000)	-
30 Nov 2001	(ii)	30 Nov 2006	$5.75	500,000	-	(500,000)	-
13 Dec 2001	(i)	13 Dec 2006	$1.20	850,000	-	-	850,000
23 Jan 2003	(i)	23 Jan 2008	$0.46	50,000	-	-	50,000
31 Mar 2004	(i)	31 Mar 2009	$1.15	-	525,150	(15,000)	510,150
				5,700,000	**525,150**	**(2,011,000)**	**4,214,150**

29 Deed of Cross Guarantee

Pursuant to Class Order 98/1418 (as amended) dated 13 August 1998, wholly owned subsidiary Amrad Operations Pty Ltd is relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and Directors' Report.

It is a condition of the Class Order that the Company and Amrad Operations Pty Ltd enter into a Deed of Cross Guarantee (Deed). The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of Amrad Operations Pty Ltd under certain provisions of the Corporations Act 2001. If a winding up occurs, under other provisions of the Corporations Act 2001, the Company will only be liable in the event that after six months any creditor has not been paid in full. Amrad Operations Pty Ltd has also given similar guarantees in the event that the Company is wound up.

A consolidated statement of financial performance and consolidated statement of financial position, comprising the Company and Amrad Operations Pty Ltd, being the two parties to the Deed, after eliminating all transactions between the two parties to the Deed, at 30 June 2005 is set out following.

	Consolidated Closed Group	
Statement of financial position	**2005**	2004
As at 30 June 2005	**$000**	$000
Current assets		
Cash assets	2,152	2,303
Receivables	335	2,995
Other financial assets	49,575	57,658
Other	150	168
Total current assets	**52,212**	63,124
Non-current assets		
Receivables	197	286
Other financial assets	4,704	1,650
Property, plant and equipment	580	642
Total non-current assets	**5,481**	2,578
Total assets	**57,693**	65,702
Current liabilities		
Payables	**1,567**	1,108
Provisions	**816**	989
Other	**500**	913
Total current liabilities	**2,883**	3,010
Non-current liabilities		
Interest-bearing liabilities	**39,595**	34,526
Provisions	**100**	129
Total non-current liabilities	**39,695**	34,655
Total liabilities	**42,578**	37,665
Net assets	**15,115**	28,037
Equity		
Contributed equity	**136,451**	147,743
Accumulated losses	**(121,336)**	(119,706)
Total equity	**15,115**	28,037

29 Deed of Cross Guarantee (continued)

	Consolidated Closed Group	
	2005	**2004**
	$000	$000
Loss from ordinary activities after related income tax expense	**(4,030)**	(5,704)
Realisation of asset revaluation reserve	**2,400**	-
Accumulated losses at the beginning of the year	**(119,706)**	(114,002)
Accumulated losses at the end of the year	**(121,336)**	(119,706)

30 Contingent liabilities

Details of contingent liabilities and contingent assets where the probability of future payments / receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities not considered / considered remote

The Company is not aware of any contingent liabilities capable of having a material impact on the Company or the consolidated entity.

Contingent assets not considered remote

Under the terms of the leaseback of the premises to the Company entered into in a previous financial year, the Company will receive financial compensation in the event of any early termination of the lease by the landlord after a minimum five year term.

31 Discontinued Operation

At the Company's 2003 Annual General Meeting the Company's plan to spin out its anti-infectives business was announced with the intention of creating shareholder value and capturing market recognition of that value. Having evaluated a number of structural possibilities to facilitate the spin out, a demerger process was commenced in accordance with an Information Memorandum dated 5 July 2004 which concluded with the listing of Avexa Limited on the Australian Stock Exchange on 23 September 2004. As part of the approval process for any demerger, shareholder and Court approval was duly obtained on the effective date for the demerger, being 7 September 2004. From this date the Company ceased to exercise control over Avexa Limited.

The following results and balances of Avexa Limited have been consolidated in the Amrad group full year financial performance for the period from 1 July 2004 to 7 September 2004.

Financial performance information consolidated in year ended 30 June 2005	**2005** **$'000**
Revenue from ordinary activities	91
Other expenses	(814)
Loss from ordinary activities before income tax	(723)
Income tax	-
Net Loss	**(723)**

Cash flow information consolidated in year ended 30 June 2005

Following the investment of $12 million by Amrad in Avexa Limited effective on 1 July 2004, Avexa Limited was responsible for its own cash flows. For the period to 7 September 2004, the effective date of the demerger, Avexa Limited had recorded the following funds flows from the $12 million initial funding provided by Amrad.

Net cash used in operating activities	(844)
Net cash used in investing activities	(23)
Net cash provided by financing activities	86
Net cash outflow	**(781)**

31 **Discontinued Operation (continued)**

On 1 July 2004 the Amrad anti-infectives intellectual property was revalued and brought to account as an intangible asset at a value of $12 million with a corresponding credit to asset revaluation reserve. For consideration of 40,156,000 Avexa Limited ordinary shares, the Amrad anti-infectives business was then transferred on 1 July 2004 for $12 million. Amrad subscribed a further $12 million in cash for a further 40,156,000 Avexa Limited ordinary shares.

Following approval by Amrad shareholders and the Court, Amrad demerged 80.01% of its investment in Avexa Limited to existing Amrad shareholders as at the date of close of register. Through the Capital Reduction, 80.01% of the asset revaluation reserve ($9.6 million) was effectively realised and transferred to Amrad shareholders via their entitlement to a shareholding in Avexa Limited. The balance of the asset revaluation reserve of $2.4 million was simultaneously realised and consequently transferred to accumulated losses as reflected in the following table.

	2005 $'000
Balance of asset revaluation reserve as at start of year	-
Recognition of anti-infectives intellectual property	12,000
Realisation of asset revaluation reserve through the demerger of 80.01% of Amrad's investment in Avexa to existing Amrad shareholders	(9,600)
Valuation adjustments recognised directly in equity	2,400
Realisation of balance of asset revaluation reserve attributable to members of Amrad Corporation Limited transferred to accumulated losses	(2,400)
Balance of asset revaluation reserve as at end of year	-

Following the successful demerger of Avexa Limited in September 2004 as detailed above, a capital reduction of $9,600,000 was effected, calculated as follows:

Balance of Amrad investment in Avexa Limited as at start of-year	-
Investment in Avexa Limited acquired for cash consideration	12,000
Investment in Avexa Limited acquired for consideration comprising transfer of intellectual property	12,000
Balance of investment in Avexa Limited prior to demerger	24,000
Transfer of 80.01% of the investment to existing Amrad shareholders as at the date of demerger close of register:	
Realisation of asset revaluation reserve	(9,600)
Share capital reduction	(9,600)
Total value transferred to existing Amrad shareholders upon demerger	(19,200)
Balance of Amrad investment in Avexa Limited as at demerger at cost	4,800
Further investment in Avexa Limited subsequent to demerger	1,000
Consolidated entity's share of Avexa operating losses prior to demerger	(723)
Write down of investment to reflect market value as at 30 June 2005	(2,023)
Balance of investment in Avexa Limited at market value (21,062,000 shares at $0.145)	**3,054**

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

1 In the opinion of the directors of Amrad Corporation Limited (the Company):

(a) the financial statements and notes including the remuneration disclosures that are contained in sections A to S of the Remuneration Report in the Directors' Report set out on pages 7 to 15, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia, including AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2 There are reasonable grounds to believe that the Company and controlled entity identified in Note 29 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and the controlled entity pursuant to ASIC Class Order 98/1418.

3 The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2005.

Dated at Melbourne this 29th day of August, 2005.

Signed in accordance with a resolution of the directors.

Mr I R Davis
(Chairman)

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Independent audit report to the members of Amrad Corporation Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes to the financial statements, the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 *Director and Executive Disclosures by Disclosing Entities* in audited sections of the "Remuneration Report" in the Directors' Report ("remuneration disclosures") and the directors' declaration for Amrad Corporation Limited (the "Company") and the Consolidated Entity for the year ended 30 June 2005. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The Remuneration Report also contains information not required by Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities* which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration Report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the financial report including the remuneration disclosures that are contained in audited sections of the Remuneration Report in the Directors' Report of Amrad Corporation Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

   ii. complying with Accounting Standards in Australia including AASB 1046 *Director and Executive Disclosures by Disclosing Entities* and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

B W Szentirmay
Partner

Melbourne

29 August 2005